Exhibit 99.1

Execution Copy

*Certain identified information has been excluded from the exhibit because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

CREDIT AGREEMENT

Between

VIQ SOLUTIONS INC.

as Borrower

and

BEEDIE INVESTMENTS LTD.

as Lender

Dated as of January 13, 2023

- ii -

Article 8 COVENANTS AND REPORTING REQUIREMENTS		38

8.1	Positive Covenants	38
8.2	Reporting Requirements	42
8.3	Negative Covenants	43
8.4	Financial Covenants	45
8.5	Board of Directors – Lender Representation	45

Article 9 DEFAULT		46

9.1	Events of Default	46
9.2	Remedies	49
9.3	Saving	49
9.4	Perform Obligations	49
9.5	Third Parties	50
9.6	Remedies Cumulative	50
9.7	Set Off or Compensation	50
9.8	Judgment Currency	50

Article 10 MISCELLANEOUS PROVISIONS		51

10.1	Headings and Table of Contents	51
10.2	Number and Gender	51
10.3	Other Matters of Construction	51
10.4	Capitalized Terms	51
10.5	Severability	51
10.6	Amendment, Supplement or Waiver	52
10.7	This Agreement to Govern	52
10.8	Permitted Encumbrances	52
10.9	Currency	52
10.10	Expenses and Indemnity	52
10.11	Manner of Payment and Taxes	53
10.12	Address for Notice	54
10.13	Time of the Essence	55
10.14	Further Assurances	55
10.15	Term of Agreement	55
10.16	Payments on Business Day	55
10.17	Successors and Assigns	55
10.18	Advertisement	55
10.19	Securities Law Disclosure	56
10.20	Interest on Arrears	56
10.21	Non-Merger	56
10.22	Anti-Money Laundering Legislation	56
10.23	Counterparts and Electronic Copies	57
10.24	Entire Agreement	57
10.25	Governing Law and Jurisdiction	57

THIS CREDIT AGREEMENT is made as of the 13 day of January, 2023

BETWEEN:

VIQ SOLUTIONS INC., an Ontario corporation, as borrower

(the “Borrower”)

AND:

BEEDIE INVESTMENTS LTD., as lender

(the “Lender”)

WHEREAS:

A.            The Borrower has requested that a non-revolving term loan of up to the principal amount of $15,000,000 be made available to the Borrower by the Lender; and

B.            The Lender has agreed to provide the requested loan to the Borrower subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

Article 1
DEFINED TERMS

1.1	Defined Terms

In this Agreement:

“Account” is, as to any Person, any “account” of such Person as “account” is defined in the PPSA, and includes, without limitation, all accounts receivable and other sums owing to such Person.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in: (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person; (b) the acquisition of a controlling interest of the capital stock, partnership interests, membership interests or equity of any Person; or (c) a merger, amalgamation or consolidation or any other combination with another Person (other than a Person that is a Loan Party), provided that the Borrower or a Person that is or will become a Loan Party is the surviving entity or otherwise assumes the obligations of the amalgamating Persons.

“Adjusted EBITDA” means earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain or loss on extinguishment of debt, gain or loss on revaluation of options, restricted share units, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, current and deferred income tax expense (recovery) as determined in accordance with IFRS where applicable and consistent with the same accounting treatment as the Borrower’s most recent audited financial statements, and any extraordinary non-recurring items increasing or reducing net income for the applicable period (subject to Lender approval, acting reasonably).

“Advance” means an advance by the Lender under the Loan, including the Initial Advance on the Closing Date and any Subsequent Advance.

“Affiliate” of a Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the first Person, and for purposes of this definition, “control” (including with correlative meanings the terms “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise.

“Agreement”, “hereof”, “herein”, “hereto”, “hereunder” or similar expressions mean this Agreement, as amended, supplemented, restated and replaced from time to time.

“AML Legislation” is defined in Section 10.22.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to any Loan Party or any Affiliate thereof from time to time concerning or relating to bribery or corruption, including the Foreign Corrupt Practices Act, a statute promulgated under the laws of the United States of America, the Corruption of Foreign Public Officials Act (Canada) and the U.K. Bribery Act 2010, and any enabling legislation or executive order related thereto.

“Anti-Money Laundering Laws” means any and all laws, statutes, regulations or obligatory government orders, decrees, ordinances or rules applicable to any Loan Party or any Affiliate thereof related to terrorism financing or money laundering, including any applicable provision of the USA Patriot Act and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”), a statute promulgated under the laws of the United States of America.

“Applicable Laws” means, in relation to any Person, transaction or event:

(a)	all applicable federal, state, provincial, local, municipal, foreign and international rules of common law, civil law and equity, and all applicable provisions of laws, statutes, acts, codes, treaties, by-laws, rules, policies and regulations of any Governmental Authority in effect from time to time, in each case having force of law; and

(b)	all judgments, orders, awards, decrees, official directives, writs and injunctions all having force of law from time to time in effect of any Governmental Authority in an action, proceeding or matter in which the Person is a party or by which it or its property is bound or having application to the transaction or event.

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions.

“Arm’s Length” has the meaning attributed thereto in the Income Tax Act (Canada).

“Australian Indirect Tax” means any goods and services tax, consumption tax, value added tax or any tax of a similar nature under the laws of the Commonwealth of Australia, including but not limited to, GST payable under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia.

“Bankruptcy Code” means the United States Bankruptcy Code (11 U.S.C. Section 101 et seq.), as amended.

“Board” means each board of directors of the Loan Parties, as constituted from time to time.

“Board Observer Agreement” is defined in Section 8.5.3.

“Borrower” means VIQ Solutions Inc., a corporation existing under the laws of the Province of Ontario, and its successors and permitted assigns.

“Borrower Intellectual Property” means all Copyrights, Patents, Trademarks and any other intellectual property or industrial design now owned or licensed or hereafter owned, acquired or licensed by a Loan Party, including trade secrets, Software and Software Documentation, whether owned or licensed, and all benefits, options and rights to use any of the foregoing, including all user licenses, grantor licences, securities, instruments and, when the context permits, all registrations and applications that have been made or shall be made or filed in any office in any jurisdiction in respect of the foregoing, and all reissues, extensions and renewals thereof.

“Business Day” means a day of the year, other than Saturday or Sunday or statutory holiday, on which banks are open for business in Vancouver, British Columbia and Toronto, Ontario.

“Capital Lease” means any lease, licence or similar transaction determined as a capital lease consistent with IFRS.

“Cash Equivalents” means, as to any Person, (i) securities issued or directly and fully guaranteed or insured by the government of the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof), by the government of Canada or any province thereof, by the government of the United Kingdom, or by the government of Australia, in each case, having maturities of not more than one year from the date of acquisition, (ii) any readily marketable direct obligations issued by any other agency of the Canadian, United Kingdom, Australian or United States federal government, or any state of the United States, any political subdivision thereof or any public instrumentality thereof, or any province or territory of Canada, any political subdivision thereof or any public instrumentality thereof, or any province or region of the United Kingdom, any political subdivision thereof or any public instrumentality thereof, or any state or territory of Australia, any political subdivision thereof or any public instrumentality thereof, in each case having a rating of at least “A 1” from S&P or “P 1” by Moody’s; (iii) any commercial paper rated at least “A-1” by S&P or “P 1” by Moody’s and issued by any Person organized under the laws of any state of the United States of America, Canada, the United Kingdom or Australia; (iv) time deposits, certificates of deposit, money market deposits of, and bankers’ acceptances and commercial papers issued by, any commercial bank incorporated in the United States recognized standing having capital and surplus in excess of U.S.$500,000,000 or of any Canadian chartered bank, in each case, with maturities of not more than one year from the date of acquisition by such Person, (v) investments in money market funds substantially all of whose assets are comprised of securities or instruments of the types described in clauses (i) and (ii) above, (vi) marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from DBRS of A, from Moody’s of A 2 or from S&P of A, in each case maturing within 180 days from the date of acquisition thereof, and (vii) deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

“Change of Control” means, unless waived by the Lender in writing or unless related to the exercise of the Warrants, the occurrence of any the following events or circumstances:

(a)	any Person or Persons acting in concert acquires, whether by way of merger, acquisition, share exchange, reorganization, plan of arrangement or any other transaction or series of transactions, Voting Shares of any Loan Party or securities convertible into or exchangeable for Voting Shares of any Loan Party or the right to acquire Voting Shares of any Loan Party representing, after such acquisition and after giving effect to such conversion or exchange or exercise of such right, more than 25% of the Voting Shares of such Loan Party;

(b)	an arm’s length sale, lease, transfer, exclusive license or other disposition of all or a substantially all of the assets or business of any Loan Party; or

(c)	any other change of Control of any Loan Party as it exists as of the Effective Date, provided that:

(i)	any change in the officers of any of the Loan Parties;

(ii)	the replacement or addition of any director of any Corporate Guarantor with an individual who is also a director or an officer of the Borrower, and

(iii)	[Redacted - Commercially Sensitive Information];

shall not, in and of itself, constitute a Change of Control.

“Closing Date” means the date of the Initial Advance under the Loan.

“Collateral” means the Property charged or intended to be charged by the Security and any other Property, whether real or personal, tangible or intangible, now existing or hereafter acquired by the Loan Parties that may at any time be or become subject to the Security.

“Collateral Account” means any Deposit Account, securities account, investment account or commodity account maintained by the Borrower or any other Loan Party.

“Commitment Fee” is defined in Section 4.4.

“Common Shares” means the common shares in the capital of the Borrower and “Common Share” means any one of them.

“Compliance Certificate” means a compliance certificate in the form attached hereto as Exhibit A.

“Constating Documents” means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws or articles and with respect to a partnership, its partnership agreement and its certificate of registration, or other similar document and with respect to a trust or a fund, its declaration of trust and its certificate of registration if applicable, or other similar document and with respect to any other Person which is an artificial body the organization and governance documents of such Person, all as amended from time to time.

“Contract” means agreements, supplier agreements, customer agreements, franchises or leases entered into with or licenses, privileges and other rights acquired from any Person.

“Control” or “Controlled” means the possession by any Person or Persons acting in concert, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether directly or indirectly, or to elect a majority of the board of managers, board of directors, managing partner, trustee or other Person performing similar functions with respect to such Person, whether through the ownership of voting securities, ownership interests, or by contract or otherwise.

“Control Agreement” means a control agreement on terms satisfactory to the Lender in its sole reasonable discretion entered into among (a) the depository institution in which the Borrower or any of its Subsidiaries maintains a Deposit Account or the securities intermediary for commodity intermediary at which the Borrower or any of its Subsidiaries maintains a securities account or a commodity account, (b) the Borrower or such Subsidiary, as applicable, and (c) the Lender pursuant to which the Lender obtains control or other rights to instruct the depository institution or securities intermediary or commodities intermediary, as applicable, with respect to such Deposit Account, securities account or commodity account.

“Copyrights” means any and all copyrights of a Loan Party, domestic and foreign (whether registered or unregistered), now owned or existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Copyright Office or in any similar office in any other country, and all reissues, extensions or renewals thereof.

“Corporations Act” means the Corporations Act 2001 (Cth) of Australia.

“Corporate Guarantors” means all Material Subsidiaries of the Borrower or of any other Loan Party now or hereafter existing and each other Person that executes and delivers to the Lender a Loan Party Guarantee of the Obligations and “Corporate Guarantor” means any one of them.

“Default” means an event or circumstance which, but for the requirement of the giving of notice, lapse of time, or both would, constitute an “Event of Default”.

“Default Rate” is defined in Section 4.2.

“Deposit Account” means a demand, time, savings, passbook, or similar account maintained with a bank.

“Disqualified Stock” means, with respect to any Person, any Shares issued by such Person and which are by their terms or pursuant to any contract, agreement or arrangement:

(a)	redeemable, retractable, payable or required to be purchased or otherwise retired or extinguished, or convertible into debt of such Person: (A) at a fixed or determinable date; (B) at the option of any holder thereof; or (C) upon the occurrence of a condition not solely within the control and discretion of such Person, in each case at any date that is earlier than 180 days after the Maturity Date; or

(b)	convertible into any other Shares described in (a) above.

“Distribution” means:

(a)	any amount paid to shareholders, partners, unitholders or other holders of Equity Securities of the Loan Parties, or to any Related Party thereto, by way of salary, bonus, royalty, commission, management fees, cost and expense reimbursements, directors’ fees, managers’ fees, loans, dividends, redemption of shares, or distribution of profits, interest on or repayment of Subordinated Obligations or otherwise and whether payments are made to Persons in their capacity as shareholders, partners, unitholders, directors, managers, officers, employees, owner or creditors of the Loan Parties or otherwise, or any other direct or indirect payment in respect of the earnings or capital of the Loan Parties; provided however that the following shall not be considered Distributions: payment of (i) guaranteed payments, salaries, bonuses (excluding extraordinary non budgeted bonuses) and commissions from time to time to bona fide employees of the Loan Parties in the ordinary course of business as determined in good faith by the board of managers of such Loan Party; and (ii) reasonable and documented out of pocket expense reimbursements for employees, officers, directors, managers, agents, contractors or consultants of the Loan Parties in the ordinary course of business;

(b)	any repurchase, retraction or redemption of Equity Securities for cash or Property including, without limitation, any Share and stock repurchases, retractions or redemptions resulting from any issuer bid of the Borrower and its Subsidiaries;

(c)	any payment or repayment by a Person of any amount of any principal, interest, fees, bonuses or other amounts in respect of any Subordinated Obligation or in respect of any Funded Debt or other indebtedness owed to a holder of Shares of such Person or to any Affiliate or other Related Party of such Person or holder of Shares or such Person;

(d)	any loan or advance (including by way of set off against debt owed by the recipient of such loan or advance) that is made by a Person to or in favour of a holder of Shares in such Person or to an Affiliate or other Related Party of such Person or a holder of Shares of such Person except to the extent to which any such loan or advance is immediately used to subscribe for Shares of such Person; or

(e)	the transfer by a Person of any of its property or assets for consideration of less than fair market value thereof, to any holder of Shares of such Person or to an Affiliate or other Related Party of such Person or a holder of Shares of such Person.

“Dollars” or “$” means the lawful money of the United States of America.

“EDGAR” means the Electronic Data Gathering Analysis and Retrieval System.

“Effective Date” means January 13, 2023, being the date that this Agreement was signed and delivered by each of the parties hereto and became effective.

“Eligible Customers” means all customers in the ordinary course of the Borrower’s business that are deemed creditworthy by the Lender in its discretion. Without limiting the fact that the determination of which customers are eligible hereunder is a matter of the Lender’s discretion in each instance, Eligible Customer shall not include the following:

(a)	any customer that has not paid within 90 days of invoice due date any amounts due; provided, however, that the Lender may waive this provision for certain customers, on a case by case basis, in its sole and absolute discretion;

(b)	any customer who is an Affiliate, officer, employee or agent of the Borrower;

(c)	any customer that disputes liability or makes any claim and the Lender believes, acting reasonably, there may be a basis for such dispute; and

(d)	any customer that is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business.

“Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, title retention, consignment, lease, hypothecation, security interest or other security agreement or trust, right of set off or other arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings including, for the avoidance of doubt, any "security interest" as defined in sections 12(1) or 12(2) of the Australian PPSA but excluding any "security interest" as defined in section 12(3) of the Australian PPSA that does not, in substance, secure the payment or performance of an obligation.

“Equity Securities” means Shares or any other equity interests conferring the right to purchase Shares or securities convertible into, or exercisable or exchangeable for (with or without additional consideration), Shares.

“ERISA” means Title IV of the Employee Retirement Income Security Act of 1974.

“Event of Default” has the meaning defined in Section 9.1.

“Exchange” means the Nasdaq Stock Market, LLC, the TSX Venture Exchange or the Toronto Stock Exchange, or such other stock exchange consented to in writing by the Lender.

“Excluded Account” means each Collateral Account in which the cash balances do not at any time exceed [Redacted - Commercially Sensitive Information] (or equivalent in local currency) for any such Collateral Account and do not exceed [Redacted - Commercially Sensitive Information] in the aggregate for all such Collateral Accounts.

“Existing Debt” means the debt owing to Crown Capital Partner Funding, LP, in the amount set out in the payout statement dated as of January 13, 2023.

“Financial Statements” means the consolidated financial statements of the Borrower and its Subsidiaries as at a specified date and for the period then ended and shall include a balance sheet, statement of income and retained earnings, statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated on a consolidated basis in accordance with IFRS applied consistently.

“First Ranking Security Interest” in respect of any Collateral means the security interest and charge held by the Lender in such Collateral which is registered as required under this Agreement to record and perfect the security interests and charges contained therein, provided that such Collateral is not subject to any other Encumbrances except Permitted Encumbrances, and provided further that such security interests and charges in such Collateral held by the Lender rank in priority to any such Permitted Encumbrances except those which may have priority in accordance with Applicable Law.

“Fiscal Quarter” means the three-month period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year.

“Fiscal Year” means the fiscal year of the Borrower, which shall commence on January 1 of each year and end on December 31 of each year, unless Board establishes an alternative fiscal year.

“Funded Debt” means, with respect to any Person, without duplication:

(a)	money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit, including without limitation, any VTB and Earnout Obligations;

(b)	bankers’ acceptances and similar instruments;

(c)	letters of credit, letters of guarantee and surety bonds issued at the request of such Person;

(d)	all hedging obligations and any other amounts owed under any Hedging Transaction upon termination of such hedge agreements, including without limitation net settlement amounts payable upon maturity and termination payments payable upon termination or early termination, which are not paid when due;

(e)	indebtedness secured by any Encumbrance existing on Property of such Person, whether or not the indebtedness secured thereby shall have been assumed;

(f)	all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments, or that are not so evidenced but that would be considered by IFRS to be indebtedness for borrowed money;

(g)	Disqualified Stock;

(h)	all obligations as lessee under sale and lease back transactions and Capital Leases;

(i)	all Purchase Money Obligations of such Person; and

(j)	any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in items (a) through (i) above.

“Governmental Authority” means:

(a)	any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)	any Person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c)	any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

“Guarantee” means any guarantee or indemnity (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of a Funded Debt obligation.

“Hedging Transactions” means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement; and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any international foreign exchange master agreement, or any other master agreement, including any such obligations or liabilities under any such master agreement and its related schedules, in each case for the purpose of hedging exposure to fluctuations in interest or exchange rates, or loan, credit exchange, security or currency valuations.

“IFRS” means International Financial Reporting Standards in Canada as approved by the Canadian Accounting Standards Board in effect from time to time applied in a consistent manner from period to period.

“Immaterial Subsidiary” means a Subsidiary of the Borrower that is not a Material Subsidiary.

“Initial Advance” is defined in Section 2.1.

“Insolvency Proceeding” means any proceeding commenced by or against any Person or entity under any provision of the Bankruptcy Code, the Corporations Act or under any other bankruptcy or insolvency law of any jurisdiction, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Interest Payment Date” means the last day of each calendar month.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect:

(a)	purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein;

(b)	purchase of any assets from any Person;

(c)	purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein;

(d)	loan, advance or extension of credit to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of business;

(e)	capital contribution by the investor to any other Person; and

(f)	other investment in any Person;

provided that an Acquisition shall not constitute an Investment; and “Invest” and “Invested” shall be construed accordingly.

“Knowledge” means, with respect to Borrower, the actual knowledge of a Responsible Officer.

“Lender” means Beedie Investments Ltd., and its successors and assigns.

“Lender Representative” is defined in Section 8.5.

“Loan” is defined in Section 2.1.

“Loan Documents” means this Agreement, the Security and all other documents now or hereafter delivered by a Loan Party pursuant to or in connection with this Agreement, including the Warrants and the Board Observer Agreement.

“Loan Parties” means, collectively, the Borrower and all Corporate Guarantors and “Loan Party” means any one of them.

“Loan Party Guarantee” means a guarantee of the Obligations executed and delivered by a Loan Party in form and substance satisfactory to the Lender.

“Material Adverse Effect” means any such matter, event or circumstance that individually or in the aggregate would reasonably be expected to have a material adverse effect on:

(a)	the business, financial condition, operations, property, assets, including intellectual property, or undertaking of the Loan Parties taken as a whole;

(b)	the ability of the Loan Parties taken as a whole to pay and perform the Obligations in accordance with this Agreement or any other Loan Document;

(c)	the validity or enforceability of this Agreement or any other Loan Document;

(d)	the priority ranking of any of the Encumbrances granted by the Security or the rights or remedies intended or purported to be granted to the Lender under or pursuant to the Security, other than Encumbrances that the Lender in its reasonable discretion, considers immaterial or duplicative.

“Material Contract” means, in respect of any Loan Party, a Contract between such Loan Party and other Person which if terminated would result, or have a reasonable likelihood of resulting, in a Material Adverse Effect.

“Material Permit” means, in respect of any Loan Party, a Permit granted to or held by such Loan Party which if terminated would result, or would have a reasonable likelihood of resulting in, a Material Adverse Effect.

“Material Subsidiary” means any Subsidiary of the Borrower, now or hereafter existing, that:

(a)	holds Subsidiary Cash in excess of [Redacted - Commercially Sensitive Information]; or

(b)	has a Subsidiary Asset Value in excess of [Redacted - Commercially Sensitive Information]; or

(c)	exceeds [Redacted - Commercially Sensitive Information] of the revenue of the Borrower, on a consolidated basis for any trailing 12 month period, determined in accordance with IFRS by the Lender; or

(d)	holds any Borrower Intellectual Property,

provided that,

(e)	the aggregate Subsidiary Asset Value with respect to all Immaterial Subsidiaries shall not exceed [Redacted - Commercially Sensitive Information] at any time; and

(f)	the aggregate revenue of all Immaterial Subsidiaries shall not exceed [Redacted - Commercially Sensitive Information] of the revenue of the Borrower, on a consolidated basis for any trailing 12 month period, determined in accordance with IFRS by the Lender.

Notwithstanding the foregoing, each of the following Subsidiaries of the Borrower is and shall be deemed to be a Material Subsidiary at all times:

Dataworxs Systems Limited

Dataworxs Systems Australia Pty. Ltd. ACN 603 373 208

VIQ Australia Pty Limited ACN 094 750 679

VIQ Solutions Pty Limited ACN 007 916 056

VIQ Solutions Australia Pty Ltd. ACN 008 711 877

VIQ Solutions, Inc.

VIQ Services Inc.

Net Transcripts, Inc.

Transcription Express, Inc.

Hometech, Inc.

VIQ Media Transcription Inc.

wordZXpressed Inc.

VIQ Solutions (UK) Limited

The Transcription Agency LLP

“Maturity Date” means the fourth anniversary of the Closing Date.

“Monthly Recurring Revenue” means monthly recurring or reoccurring revenue with Eligible Customers of the Borrower derived from Software Support Maintenance Revenue, Software Subscription Revenue, and Monthly Recurring Transcription Services, as measured based on the audited Financial Statements of the Borrower for the applicable Fiscal Year ended December 31 in each Fiscal Year, or measured at each month end based on the internally prepared Financial Statements of the Borrower, in each case calculated in accordance with IFRS.

“Monthly Recurring Transcription Services” means the monthly transcription revenue provided to Eligible Customers with existing contracts as of the date being measured..

“Object Code” means fully compiled or assembled Software in binary form which may be used directly by information processing equipment to process information.

“Obligations” means all of the present and future indebtedness, liabilities and obligations, direct or indirect, absolute or contingent, matured or unmatured of the Loan Parties, and each of them, to the Lender, under, pursuant to or in connection with this Agreement, the Loan and the other Loan Documents, including the Warrants and including without limitation all principal (including interest added to principal), interest (including PIK Interest and interest at the Default Rate), fees, indemnities, costs and expenses owing hereunder and thereunder, and including specifically the Prepayment Fee and Standby Fees, as applicable.

“Patents” means any and all patents of a Loan Party, domestic and foreign (whether registered or unregistered), now owned or existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, including all registrations, recordings and applications in the United States Patent and Trademark Office, IP Australia or in any similar office in any other country, and all reissues, extensions or renewals thereof.

“Permits” means governmental licenses, authorizations, consents, registrations, exemptions, permits and other approvals required by Applicable Laws.

“Permitted Acquisitions” means any Acquisition where the following conditions are met:

(a)	no Event of Default exists or would result from such Acquisition;

(b)	the Borrower will cause any target entity of a Permitted Acquisition that is a Material Subsidiary to execute and deliver to the Lender, within 20 Business Days from the effective date of such Acquisition, or such greater time as the Lender may agree: (A) a guarantee similar to those delivered by the other Corporate Guarantors, in form and substance satisfactory to the Lender, acting reasonably, and (B) Security creating a First Ranking Security Interest in all of the present and after acquired Property of the target entity together with such other documents and legal opinions as contemplated in Sections 5.2 and 5.3 hereof, in each case as the Lender may reasonably require;

(c)	any VTB and Earnout Obligations shall be approved by the Lender, and shall be postponed and subordinated to the Obligations on terms satisfactory to the Lender; provided that the applicable postponement and subordination agreement shall permit scheduled payments in respect of such VTB and Earnout Obligations so long as no Event of Default exists immediately before or would reasonably be expected to result therefrom including any Event of Default under any financial covenant contained herein;

(d)	the Borrower shall have provided to the Lender a Compliance Certificate in form and satisfactory to the Lender, acting reasonably, demonstrating pro forma compliance with all financial covenants contained herein immediately before and after giving effect to such Acquisition;

(e)	all third party consents and all approvals from any Governmental Authority required in respect of such Acquisition shall have been obtained, except those which individually or in the aggregate would not cause a Material Adverse Effect if not obtained;

(f)	the business engaged in by the target entity shall be the same business engaged in by the Loan Parties as of the Effective Date or any business reasonably related thereto;

(g)	the Lender shall have received not less than 20 Business Days’ prior written notice of such Acquisition, which notice shall include a description, in reasonable detail, of such Acquisition (the “Notice of Acquisition”); and

(h)	[Redacted - Commercially Sensitive Information].

“Permitted Distributions” means:

(a)	distributions made in respect of the employee share ownership plan of the Borrower to officers and employees of the Borrower in the ordinary course as compensation for their employment and consistent with their employment agreements, the Borrower’s governance policies and past practice;

(b)	advances or other distributions from a Loan Party to another Loan Party provided that both such Loan Parties have provided Security to the Lender creating a valid First Ranking Security Interest all of their respective Property; and

(c)	distributions [Redacted - Commercially Sensitive Information] in an aggregate amount not to exceed [Redacted - Commercially Sensitive Information] for any rolling four quarter period.

“Permitted Encumbrances” means, with respect to any Person, the following:

(a)	Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due (or if overdue are being contested by such Person diligently and in good faith by appropriate proceedings and for which appropriate reserves have been taken in accordance with IFRS);

(b)	Purchase Money Security Interests, Capital Leases and the interests of lessors and sublessors under operating leases which, in the case of the Loan Parties, in the aggregate do not at any time secure obligations exceeding [Redacted - Commercially Sensitive Information] provided that all office leases are excluded from the calculation of such threshold;

(c)	inchoate Encumbrances imposed or permitted by laws such as garagemens’ liens, carriers’ liens, builders’ liens, landlords or lessor’s liens, materialmens’ liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent are being contested by such Person diligently and in good faith by appropriate proceedings;

(d)	Encumbrances to secure its assessments or current obligations which are not at the time overdue or otherwise dischargeable by the payment of money, and which are incurred in the ordinary course of its business under workers’ compensation laws, unemployment insurance or other social security legislation or similar legislation, provided that such Encumbrances are in amounts commensurate with such current obligations;

(e)	Encumbrances arising in connection with workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Encumbrances imposed by ERISA) that are not overdue or are being contested in good faith by appropriate proceedings diligently pursued, provided that full provision for the payment of such Encumbrances has been made on the books of the Loan Parties to the extent required by IFRS;

(f)	Encumbrances or any rights of distress reserved in or exercisable under any lease or sublease to which it is a lessee which secure the payment of rent or compliance with the terms of such lease or sublease, provided that such rent is not then overdue and it is then in compliance in all material respects with such terms;

(g)	the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(h)	interests of non-exclusive licencors and sublicencors under licence agreements entered into in the ordinary course of business;

(i)	rights of setoff, netting or bankers’ liens on deposits of funds in favour of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of Deposit Accounts in the ordinary course of business;

(j)	the Security;

(k)	any Encumbrance arising under section 12(3) of the Australian PPSA, which relates solely to operating leases or consignments or bailments of personal property entered into by any Loan Party in the ordinary course of trading on standard or usual terms and not arising as a result of any default or omission by any Loan Party;

(l)	any Encumbrance arising under section 12(3) of the Australian PPSA which does not secure payment or performance of an obligation; and

(m)	such other Encumbrances as the Lender may agree to from time to time;

provided that in the case of paragraph (a) - (i) where it is contesting any obligations, taxes or assessments capable of ranking in prior to the Security on Collateral as contemplated herein, such Encumbrances shall only be Permitted Encumbrances: (A) if such Person establishes to the satisfaction of the Lender (acting reasonably) a sufficient reserve for, or if requested by the Lender after the Lender (acting reasonably) believe that a determination adverse to such Person could be reasonably expected, deposits with a court of competent jurisdiction or the assessing authority, or to such other Person as is acceptable to the Lender, acting reasonably, sufficient funds or a surety bond, for the total amount claimed to be secured by such Encumbrances, where the application of such reserve, funds or bond would result in their discharge; and (B) for so long as such contestation effectively postpones the enforcement of the rights of the holder thereof.

“Permitted Funded Debt” means, without duplication:

(a)	the Obligations;

(b)	debt secured by Purchase Money Security Interests or represented by Capital Leases that are Permitted Encumbrances;

(c)	Permitted Intercompany Loans; and

(d)	Subordinated Obligations approved in writing by the Lender in its sole discretion.

“Permitted Intercompany Loan” means:

(a)	a loan made by any Loan Party to another Loan Party, provided that the Lender holds a First Ranking Security Interest in all property and assets of both such Loan Parties; and

(b)	a loan made by any Loan Party to an Immaterial Subsidiary provided that such Immaterial Subsidiary remains an Immaterial Subsidiary at all times.

“Permitted Investments” are:

(a)	Investments existing on the Effective Date;

(b)	Investments by one Loan Party in another Loan Party provided that both such Loan Parties shall have granted Security in favour of the Lender creating a First Ranking Security Interest in all of their respective Property constituting Collateral;

(c)	Investments in Immaterial Subsidiaries provided that the Immaterial Subsidiaries do not, in aggregate, exceed the thresholds set out in paragraphs (e) and (f) of the definition of “Material Subsidiary” at any time;

(d)	Investments consisting of cash and Cash Equivalents;

(e)	Investments consisting of capital expenditures (including capitalized research & development costs) in the ordinary course of business not to exceed [Redacted - Commercially Sensitive Information] for any Fiscal Year;

(f)	extensions of credit which constitute trade receivables in the ordinary course of business;

(g)	other Investments, provided that the Investments made or permitted in reliance of this clause (g) shall not exceed [Redacted - Commercially Sensitive Information] in any rolling four quarter period in the aggregate.

“Permitted Transfer” means the conveyance, sale, lease, licensing, transfer or disposition by Borrower or any Subsidiary of:

(a)	inventory in the ordinary course of business;

(b)	worn-out, surplus, or obsolete equipment that is, in the reasonable judgment of Borrower, no longer economically practicable to maintain or useful in the ordinary course of business of Borrower;

(c)	assets in exchange of other assets comparable or superior as to type, value and quality and for a similar purpose that do not in the aggregate exceed [Redacted - Commercially Sensitive Information] during any Fiscal Year;

(d)	other assets of Borrower and its Subsidiaries that do not in the aggregate exceed [Redacted - Commercially Sensitive Information] during any Fiscal Year;

(e)	assets to the extent that the conveyance, sale, lease, licensing, transfer or disposition by Borrower or any Subsidiary of such assets occurs by the creation of an Encumbrance under a Permitted Encumbrance; and

(f)	any assets on arms’ length terms of a Revolving Asset (as defined in an in accordance with the relevant Australian law governed Security) or expressly permitted by the Lender in writing.

“Person” means any individual, sole proprietorship, corporation, company, partnership, unincorporated association, association, institution, entity, party, trust, joint venture, estate or other judicial entity or any governmental body.

“PIK Interest” is defined in Section 4.1.

“Post-Closing Approvals” means those Required Approvals that must be obtained by the Borrower after the Closing Date in connection with this Agreement; namely (i) the final approval of the transactions contemplated in this Agreement by the Toronto Stock Exchange or any other applicable Exchange; and (ii) those relating to the submission of any personal information forms and/or Declarations as may be required by any Exchange and/or securities regulatory authority in connection with the exercise of the Warrants;

“PPSA” means the Personal Property Security Act (Ontario) or the Personal Property Securities Act 2009 (Cth) of Australia, as the context requires.

“Prepayment Fee” is defined in Section 3.2.

“Property” means, with respect to any Person, all or any portion of its property, assets and undertaking.

“Purchase Money Obligations” means any indebtedness incurred, assumed or owed by any Loan Party as all or part of, or incurred or assumed by any Loan Party to provide funds to pay all or part of the purchase price of any property or assets acquired by any Loan Party provided that none of the Loan Parties or an Affiliate thereof, immediately prior to entering into an agreement for the acquisition of such property or assets, owns or has any interest in, or any entitlement to own, or has any interest in, the property or assets or a portion thereof being so acquired.

“Purchase Money Security Interest” means an Encumbrance created by any Loan Party securing Purchase Money Obligations, provided that: (i) such Encumbrance is created substantially simultaneously with the acquisition of such assets; (ii) such Encumbrance does not at any time encumber any property other than the property financed by such Purchase Money Obligations; (iii) the amount of Purchase Money Obligations secured thereby is not increased subsequent to such acquisition; and (iv) the principal amount of Purchase Money Obligations secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such property at the time it was acquired, and in this definition, the term “acquisition” shall include, without limitation, a Capital Lease, the term “acquire” shall have a corresponding meaning.

“Related Party” means, with respect to any Person, an Affiliate of such Person, a shareholder of such Person (if applicable), or a Person related to or not at Arm’s Length to such Person or shareholder of such Person, and any company or entity Controlled directly or indirectly by any one or more of any such Persons, and any Person or Persons related to or not at Arm’s Length with any such Persons.

“Reporting Jurisdictions” means all of the jurisdictions in Canada in which the Borrower is a “reporting issuer”, including as of the Effective Date, each of the Provinces of Canada excluding Quebec.

“Required Approvals” means any third party, investor, stockholder or board approvals, consents or waivers of the Borrower or of any Governmental Authority, the Exchange, any regulatory authority or other Person required to:

(a)	approve the Loan and the grant of security therefor as contemplated herein;

(b)	validly issue the Warrants (up to the Warrant Maximum) and the Warrant Shares upon due exercise of the Warrants (up to the Warrant Maximum); and

(c)	waive any pre-emptive rights, rights of first refusal or similar rights in connection with the issuance of the Warrants and the Warrant Shares.

“Responsible Officer” means any of the chief executive officer, the executive chairman, the chief financial officer, the president, and the chief operating officer of the Borrower.

“Section” means the designated section of this Agreement.

“Security” means the guarantees and security held from time to time by the Lender, securing or intended to secure payment and performance of the Obligations, including without limitation the guarantees and security described in Section 5.1.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shares” means shares of any class or series, including preferred and common shares, in the capital stock of any corporation or other ownership or equity interest in a corporation, partnership or other Person including without limitation, shares, units or interests which carry a residual right to participate in the earnings of such corporation, partnership or other Person or, upon the liquidation or winding up of such corporation, partnership or other Person, to share in its assets.

“Software” means all computer programs, firmware and databases and portions of each of the foregoing in whatever form and on whatever medium expressed, fixed, embodied or stored from time to time, whether physical, magnetic, electronic, optical or otherwise and the Copyright, Patents and trade secrets therein including, without limitation, Object Code and Source Code versions of each such program and firmware and portion thereof and all corrections, updates, enhancements, translations, modifications, adaptations and new versions thereof together with both the media upon or in which such programs, firmware, databases and portions thereof are expressed, fixed, embodied or stored (such as disks, diskettes, tapes and semiconductor chips) and all flow charts, manuals, instructions, documentation and other material relating thereto.

“Software Documentation” means all documentation and other materials in any way related to Software including, without limitation, copies of the Source Code or Object Code, drawings, flowcharts, user’s manuals, reference manuals and all functional descriptions and specifications of or relating to the Software regardless of the medium in or on which such information is stored including, without limitation, all such information necessary or desirable for the production, modification, enhancement, testing, marketing and use of the Software.

“Software Subscription Revenue” means and shall be what has been consistently reported as “Subscription” and “SaaS” revenue in the Borrower’s historical Management’s Discussion and Analysis of Financial Condition and Results of Operations prior to the date of this Agreement, but which shall exclude, without limitation, professional services revenue and other similar non recurring revenue

“Software Support Maintenance Revenue” means and shall be what has been consistently reported as “Support & Maintenance” revenue in the Borrower’s historical Management’s Discussion and Analysis of Financial Condition and Results of Operations prior to the date of this Agreement, but which shall exclude, without limitation, professional services revenue and other similar non recurring revenue.

“Source Code” means the human-readable form of a computer instruction, including, but not limited to, related system and Software Documentation, all comments and any procedural code.

“Standby Fee” is defined in Section 4.3.

“Statutory Lien” means a Encumbrance in respect of any property or assets of a Loan Party created by or arising pursuant to any applicable legislation in favor of any Person (such as but not limited to a Governmental Authority).

“Subordinated Obligations” means all present and future indebtedness, liabilities and obligations of the Loan Parties that are subordinated and postponed to the Obligations on terms satisfactory to the Lender in its sole discretion.

“Subsequent Advance” means any advance under the Loan following the Initial Advance.

“Subsidiary” means, as to any Person, another Person in which such Person and/or one or more of its Subsidiaries owns or controls, directly or indirectly, sufficient Voting Shares to enable it or them (as a group) to ordinarily elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or trust, if more than a 50% interest in the profits or capital thereof is owned by such Person and/or by or in conjunction with one or more of its Subsidiaries. Unless the context otherwise clearly requires, any reference herein to a “Subsidiary” is a reference to a Subsidiary of the Borrower.

“Subsidiary Asset Value” means, with respect to any Subsidiary of the Borrower, the value (fair market value or book value) as determined by the Lender, acting reasonably, of all property and assets held by such Subsidiary including Subsidiary Cash but excluding prepaid commissions and all intercompany receivables.

“Subsidiary Cash” means, in respect of any Subsidiary of the Borrower, cash and Cash Equivalents held by such Subsidiary.

“Tax Consolidated Group” means a Consolidated Group or MEC Group as defined in the Income Tax Assessment Act 1997 (Cth) of Australia.

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future under Applicable Laws, and “Tax” shall have a corresponding meaning.

“Total Secured Debt” means, at any time, the aggregate of all amounts outstanding by the Borrower and its Subsidiaries under secured Funded Debt including:

(a)	all amounts outstanding under Purchase Money Security Interests and Capital Leases; and

(b)	all outstanding Obligations.

“Trademarks” means all trademarks and trade names, registered and unregistered, of the Loan Parties, including, without limitation (a) all designs, logos, indicia, trade names, corporate names, company names, business names, trade styles, service marks, logos and other source or business identifiers; (b) all fictitious characters; (c) all prints and labels on which any of the foregoing have appeared or appear or shall appear; (d) all registrations and applications that have been or shall be made or filed in the United States Patent and Trademark Office, IP Australia or any similar office in any other country or political subdivision thereof, and all records thereof and all reissues, extensions, or renewals thereof; (e) all goodwill associated with or symbolized by any of the foregoing; and (f) all common law and other rights in the above.

“US Loan Parties” means all Loan Parties now or hereafter subsisting under the federal or state laws of the United States of America.

“USA PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Voting Shares” means securities or any class of Shares of a Person entitling the holders thereof to vote in the election of members of the board of managers, board of directors or other similar governing body, as applicable, of such Person.

“VTB and Earnout Obligations” means the indebtedness, liability or obligations in respect of vendor takeback financing or earnouts whether absolute or contingent, payable in connection with an Acquisition.

“VWAP” means the volume-weighted average trading price of the Common Shares on the Exchange or such other principal stock exchange approved by the Lender and the Borrower on which the Common Shares are trading, calculated by dividing the total value by the total volume of securities traded for the relevant period.

“Warrant” is defined in Section 2.5.

“Warrant Maximum” means 8,589,538 Warrants, as adjusted on a proportionate basis to reflect any share splits, consolidations or reclassifications, unless any securities laws and/or stock exchange policies applicable to the Borrower do not require any shareholder or third party approval (or such approvals have been obtained, provided that the Borrower’s decision to seek such approvals shall be in the sole and absolute discretion of the Borrower) for the issuance of additional Warrants, or there are no such securities laws and/or stock exchange policies applicable to the Borrower in which case “Warrant Maximum” shall mean the maximum number of Warrants calculated in accordance with Section 2.5.

“Warrant Shares” is defined in Section 2.5.

1.2	Accounting Terms and Computations

Each accounting term used in this Agreement has the meaning assigned to it under IFRS unless otherwise defined herein and reference to any balance sheet item or income statement item means such item as computed from the applicable statement prepared in accordance with IFRS. All financial statements required to be delivered hereunder shall be reported in Dollars and shall be made and prepared in accordance with IFRS consistently applied throughout the periods involved. All financial covenant testing shall be in Dollars. In the event of a change in IFRS, the Borrower and the Lender shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Closing Date, and any new ratio or covenant shall be subject to the approval of the Lender. In the event that such a negotiation is unsuccessful, all calculation thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with IFRS in existence at the Closing Date.

1.3	Currency References

All currency amounts referred to in this Agreement are in Dollars unless otherwise indicated.

1.4	Schedules

The following Schedules are attached to this Agreement and incorporated herein by reference:

Exhibit A	Form of Compliance Certificate
Exhibit B	Form of Warrant
Exhibit C	Form of Board Observer Agreement
Schedule 7.1(b)	Loan Parties’ Information, Corporate Structure and Capitalization
Schedule 7.1(d)	Location of Property and Assets
Schedule 7.1(f)	Funded Debt and Guarantees
Schedule 7.1(i)	Conflicts with Charter Documents
Schedule 7.1(k)	Material Permits
Schedule 7.1(n)	Intellectual Property
Schedule 7.1(o)	Insurance Policies
Schedule 7.1(p)	Material Contracts
Schedule 7.1(q)	Labour Agreements
Schedule 7.1(r)	Litigation
Schedule 7.1(t)	Taxes
Schedule 7.1(w)	Deposit and Other Collateral Accounts
Schedule 7.1(y)	Related Party Contracts

Article 2
THE Loan AND Equity Participation

2.1	Establishment of Loan

Upon and subject to the terms and conditions of this Agreement, the Lender agrees to provide a non-revolving term loan (the “Loan”) under which the Borrower may borrow up to the principal amount of $15,000,000 (the “Loan Limit”). On the Closing Date the Borrower shall draw down the Loan in an amount equal to $12,000,000 (the “Initial Advance”). Following the Initial Advance, the Borrower may borrow the remaining unadvanced portion of the Loan up to the Loan Limit by additional Advances in the minimum amount of $1,000,000, subject to satisfaction of the conditions precedent set forth in Section 6.2 including compliance with Section 8.4(c) relating to maximum Total Secured Debt following such Advance. The Loan shall be non-revolving and any amount repaid under the Loan may not be reborrowed.

2.2	Expiry of Availability

No Advances will be available or made under the Loan on or after the date that is 30 days prior to the Maturity Date, subject to earlier cancellation and termination pursuant to Section 2.4 hereof. Any amounts not drawn on the Loan on or before such date shall be terminated and cancelled

2.3	Use of the Advances

Initial Advance shall only be used by the Borrower [Redacted - Commercially Sensitive Information]. The Subsequent Advances shall only be used by the Borrower for Permitted Acquisitions or growth initiatives, or as otherwise agreed to in writing by the Lender.

2.4	Expiry of Loan Availability

The Borrower or the Lender may, at any time after 30 months following the Closing Date and upon written notice to the other party, cancel the remaining availability under the Loan. Any amounts not drawn on the Loan on or before such date of cancellation shall be terminated and cancelled.

2.5	Warrant Participation

On the date of each Advance, the Borrower shall issue to the Lender a certificate evidencing Common Share purchase warrants (each, a “Warrant”), substantially in the form attached hereto as Exhibit B, entitling the holder to purchase up to a number of Common Shares (the “Warrant Shares”) equal to $2,550,000 multiplied by the ratio of the amount of such Advance divided by the Loan Limit: (a) in the case of the Initial Advance, at an exercise price equal to $0.256, and (b) in the case of each Subsequent Advance, at an exercise price equal to the five (5) consecutive trading day VWAP of the Common Shares, measured on the close of trading on the trading day immediately prior to the earlier of (i) the announcement of such Advance, and (ii) the funding of such Advance, subject to adjustment as provided therein and on the other terms as set forth therein including, protective provisions, and standard adjustments for subdivisions and consolidations, expiring seven years from the date of issuance. Notwithstanding any other provision of this Agreement, the aggregate number of Warrants issuable hereunder shall not exceed the Warrant Maximum.

Article 3
TERM, PREPAYMENT AND REPAYMENT

3.1	Term

Subject to the Lender’s right to demand accelerated payment upon an Event of Default that is continuing, the outstanding principal amount of the Loan together with all other outstanding Obligations shall be immediately due and payable by the Borrower on the Maturity Date.

3.2	Voluntary Prepayment

The Borrower may, at any time so long as an Event of Default has not occurred and is continuing, upon [Redacted - Commercially Sensitive Information] Business Days’ prior written notice to the Lender, make a prepayment of the outstanding Advances in whole, or in part so long as such prepayment is in a minimum amount of [Redacted - Commercially Sensitive Information] and in multiples of [Redacted - Commercially Sensitive Information] thereafter or the full amount of the outstanding Advances, unless such lower amount is agreed to in writing by the Lender, by paying to the Lender the outstanding principal amount of the Advances or portion thereof being prepaid together with (i) accrued and unpaid interest (including PIK Interest) on such principal amount being prepaid as of the date of prepayment; (ii) a fee (the “Prepayment Fee”) equal to: (A) if the prepayment occurs prior to the date that is [Redacted - Commercially Sensitive Information] months following the date of the Advance being prepaid, the greater of (x) [Redacted - Commercially Sensitive Information] of the principal amount of the Advance being prepaid, and (y) the interest that would have accrued on such principal amount of the Advance being prepaid from the date of such prepayment to the earlier of the date that is [Redacted - Commercially Sensitive Information] months following the date of such Advance and the Maturity Date at the rate of interest applicable thereto (B) if the prepayment occurs on or after the date that is [Redacted - Commercially Sensitive Information] months following the date of the Advance being prepaid, but before the date that is [Redacted - Commercially Sensitive Information] months following the date of such Advance, [Redacted - Commercially Sensitive Information] of the principal amount of the Advance that is being prepaid, or (C) if the prepayment occurs on or after the date that is [Redacted - Commercially Sensitive Information] months following the date of the Advance that is being prepaid, [Redacted - Commercially Sensitive Information] of the principal amount of the Advance that is being prepaid; and (iii) all other outstanding Obligations if the Loan is prepaid in full. All prepayments shall be applied to the outstanding Advances in the order that the Advances have been made. The Borrower shall have no other right of prepayment.

3.3	Payment of Prepayment Fee Upon Acceleration

The occurrence of an Event of Default and the acceleration of the Obligations prior to the Maturity Date will be deemed to be a voluntary prepayment of the outstanding principal amount of the Obligations, and the Borrower will pay to the Lender the Prepayment Fees applicable to each outstanding Advance in addition to the other outstanding amounts of the Obligations, in each case as if the outstanding principal amount of the Obligations was being prepaid by the Borrower pursuant to Section 3.2 on the next Business Day following the date of acceleration. The Borrower acknowledges that the Prepayment Fees that are payable upon acceleration of the Obligations prior to the Maturity Date are not a penalty but are liquidated damages intended to ensure that the Borrower does not avoid payment of the Prepayment Fees by intentionally defaulting hereunder.

Article 4
PAYMENT OF INTEREST AND FEES

4.1	Interest on Loan

Subject to Section 4.2, from and including the date of each Advance, the outstanding principal amount of the Advances shall bear interest, both before and after maturity, default and judgment on any unpaid amount thereof until all such Obligations have been satisfied in full, at 12.50% per annum calculated and compounded monthly in arrears on the outstanding principal amount. Of the interest calculated each month, the Borrower shall pay to the Lender such amount of interest in cash based on a fixed rate of 9.50% per annum calculated monthly in arrears on each Interest Payment Date on the outstanding principal amount of the Loan including all PIK Interest previously added thereto, with the remainder of interest of 3.00% per annum (“PIK Interest”) compounded monthly and added to the outstanding principal amount of the Loan, as at each Interest Payment Date.

4.2	Default Interest Rate

Upon the occurrence and during the continuance of an Event of Default, at the election of the Lender, cash interest on the outstanding principal amount of the Loan payable pursuant to Section 4.1 will be increased by an additional [Redacted - Commercially Sensitive Information] per annum (the “Default Rate”) effective as at date of such Event of Default payable on demand upon the request of Lender.

4.3	Standby Fee

The Borrower agrees to pay to the Lender a standby fee (the “Standby Fee”) with respect to the undrawn portion of the Loan, calculated on a daily basis from the Closing Date, notwithstanding the non fulfillment of any conditions precedent to any subsequent Advances under the Loan after the Closing Date, equal to the difference between (i) the Loan Limit; and (ii) the outstanding Advances under the Loan as at the date of calculation, multiplied by 1.50% per annum (calculated on the basis of a 365-day year for the actual days elapsed), which Standby Fee shall be compounded monthly and payable in arrears on each Interest Payment Date following the Closing Date commencing on the first Interest Payment Date.

4.4	Commitment Fee

The Borrower shall pay to the Lender commitment fees (the “Commitment Fees”) equal to 1.5% of the principal amount of the Loan. The Commitment Fee in the amount of [Redacted - Commercially Sensitive Information] is fully earned as of the date hereof and shall be paid as follows:

(a)	[Redacted - Commercially Sensitive Information] which was paid by the Borrower to the Lender prior to the date hereof; and

(b)	[Redacted - Commercially Sensitive Information] payable upon and deducted from the Initial Advance.

4.5	Matters Relating to Interest

4.5.1            Unless otherwise indicated, interest on any outstanding principal amount shall be calculated daily and shall be payable monthly in arrears on the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, the interest payment due on such day shall be made on the next Business Day, and interest shall continue to accrue on the said principal amount and shall also be paid on such next Business Day. Interest shall accrue from and including the day upon which the Advance is made, and ending on and including the day on which any portion of the Advance is repaid or satisfied. All computations of interest shall be made on the basis of a 365-day and the actual number of days elapsed.

4.5.2            Unless otherwise stated, in this Agreement if reference is made to a rate of interest, fee or other amount “per annum” or a similar expression is used, such interest, fee or other amount shall be calculated on the basis of a year of 365 days. For the purposes of the Interest Act (Canada), whenever any interest or fee under this Agreement is calculated using a rate based on a period other than a calendar year such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to such rate as determined multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends and divided by the number of days comprising such other period. The rates under this Agreement are nominal rates and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

4.5.3            Notwithstanding any other provisions of this Agreement, if the amount of any interest, premium, fees or other monies or any rate of interest stipulated for, taken, reserved or extracted under the Loan Documents would otherwise contravene the provisions of Section 347 of the Criminal Code (Canada), Section 8 of the Interest Act (Canada) or any successor or similar legislation, or would exceed the amounts which the Lender is legally entitled to charge and receive under any law to which such compensation is subject, then such amount or rate of interest shall be reduced to such maximum amount as would not contravene such provision; and to the extent that any excess has been charged or received the Lender shall apply such excess against the Obligations, first by reducing the amount or rate or any interest required to be paid to the Lender and thereafter by reducing any fees, commissions, costs, expenses or other amounts requested to be paid by the Lender which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), and, following which, refund any further excess amount.

4.6	Place of Repayments

4.6.1            All payments of principal, interest and other amounts to be made by the Borrower pursuant to this Agreement shall be made directly to the Lender, with such payments being made by the Borrower at such address and to such account as the Lender may direct in writing from time to time. All such payments received by the Lender on a Business Day before 5:00 p.m. (Vancouver, British Columbia time) shall be treated as having been received by the Lender on that day; payments made after such time on a Business Day shall be treated as having been received by the Lender on the next Business Day.

4.6.2            Whenever any payment shall be due on a day which is not a Business Day, the date for payment thereof shall be extended to the next succeeding Business Day. Interest shall continue to accrue and be payable thereon as provided herein, until the date on which such payment is received by the Lender.

4.7	Evidence of Obligations (Noteless Advance)

The Lender shall open and maintain, in accordance with its usual practice, accounts evidencing the Obligations; and the information entered in such accounts shall constitute prima facie evidence of the Obligations in absence of manifest error. The Lender may, but shall not be obliged to, request the Borrower to execute and deliver from time to time such promissory notes as may be required as additional evidence of the Obligations.

Article 5
SECURITY

5.1	Security

The Security to be provided to the Lender from time to time for the granting of the Loan and as security for the Obligations shall consist of the following, all of which documents shall be in form and substance satisfactory to the Lender in its sole reasonable discretion:

(a)	unlimited guarantees granted by each Corporate Guarantor guaranteeing the due payment and performance of the Obligations;

(b)	general security agreements executed by the Borrower, and each Corporate Guarantor, in favor of the Lender granting a First Ranking Security Interest over all of the present and after acquired real and personal Property of the Loan Parties;

(c)	intellectual property security agreement executed by each Loan Party that owns Borrower Intellectual Property in favour of the Lender granting a First Ranking Security Interest over all Borrower Intellectual Property owned by such Loan Party, registered with the United States Patent and Trademark Office, the Canadian Intellectual Property Office, or other applicable public office, as required by the Lender from time to time to maintain the priority thereof;

(d)	securities pledge agreements granted by each applicable Loan Party in favor of the Lender granting a First Ranking Security Interest over all present and after acquired Shares of each Material Subsidiary of the Borrower;

(e)	Control Agreements with respect to each Collateral Account (other than Excluded Account) of each Loan Party situated in the United States of America or any other jurisdiction where a Control Agreement is required to perfect a security interest therein;

(f)	at any time, such other guarantees and security (including pledges, security agreements and debentures) as may be required by the Lender in its reasonable discretion to be granted by the Loan Parties or the Immaterial Subsidiaries from time to time.

The parties acknowledge that the following Security and other deliverables shall not be required as a condition to the Initial Advance:

(a)	all Security in respect of Dataworxs Systems Australia Pty. Ltd. ACN 603 373 208, VIQ Australia Pty Limited ACN 094 750 679, VIQ Solutions Pty Limited ACN 007 916 056, and VIQ Solutions Australia Pty Ltd. ACN 008 711 877, together with the related documentation and legal opinions contemplated herein, all of which shall be delivered within 14 days following the Closing Date; and

(b)	insurance certificates showing the Lender as loss payee as its interest may appear in respect of Dataworxs Systems Limited, which shall be delivered within 7 days following the Closing Date.

5.2	Additional Security and Registration

Following the Closing Date, each Loan Party shall promptly execute and deliver to the Lender or cause to be delivered to the Lender, at the expense of the Borrower, any Security referred to in Section 5.1 (to the extent not delivered on the Closing Date but subject to the last paragraph of Section 5.1) and any Security referred to in Section 5.3 to be granted by any Person becoming a Subsidiary (other than an Immaterial Subsidiary), and such confirmations or such notices or documents containing such further description of properties charged or intended to be charged by such Security as may in the reasonable opinion of the Lender or their counsel be necessary or advisable to create and maintain charges over all Property of each Loan Party. Each Loan Party shall cause to be promptly made all registrations and filings under any Applicable Laws (including financing statements) necessary, in the reasonable opinion of the Lender or its counsel, to render the Security including any guarantees fully effective and enforceable. Each Loan Party authorizes the Lender to file any such financing statements or similar documents in order to perfect Security granted by any Loan Party, without the signature of such Loan Party, or to execute such financing statement as attorney for such Loan Party, in the event such Loan Party fails to do so promptly upon request by the Lender. Each Loan Party acknowledges that the Security has been prepared on the basis of Applicable Laws in effect on the Closing Date, and that changes to Applicable Laws may require the execution and delivery of different forms of documentation, and accordingly the Lender shall have the right to require that the Security be amended, supplemented or replaced (and the Loan Parties shall duly authorize, execute and deliver to the Lender on request any such amendment, supplement or replacement with respect to any of the Security to which such Loan Party is a party consistent with the intent of the Security on the Closing Date): (i) to reflect any change in Applicable Laws, whether arising as a result of statutory amendments, court decisions or otherwise; (ii) to facilitate the creation and registration of appropriate forms of security in all applicable jurisdictions; or (iii) to ensure that all Security, including any Loan Party Guarantees are fully effective and enforceable under all Applicable Laws.

5.3	Loan Party Guarantees by Subsidiaries

The Borrower shall, within 20 Business Days of a Subsidiary of any Loan Party being created that is a Material Subsidiary and upon 20 Business Days of a request being made by the Lender with respect to any Material Subsidiary that has not provided full Security creating a First Ranking Security Interest in all of its present and after acquired Property: (i) in the case of a newly created Subsidiary, notify the Lender in writing of the name, date and jurisdiction of incorporation or organization, and general description of businesses of such Subsidiary; and (ii) cause such Subsidiary to become a Corporate Guarantor of the Obligations, by delivering to the Lender a Loan Party Guarantee together with Security creating a First Ranking Security Interest over all its present and after acquired Property, duly executed by and on behalf of such Material Subsidiary, together with certified copies of the latter’s Constating Documents and a board of directors’ resolution (or equivalent) authorizing the execution of such Loan Party Guarantee and Security and a legal opinion of the relevant Loan Party’s counsel as to, among other things, the status of such Subsidiary, the due authorization and execution by it of the said Loan Party Guarantee and Security and the validity and enforceability thereof, the whole in form and substance acceptable to the Lender. Furthermore, upon request by the Lender, all the outstanding and issued Shares of such Material Subsidiary shall be pledged to the Lender as a First Ranking Security Interest for the Obligations.

5.4	After Acquired Property, Further Assurances

The Borrower agrees, to execute and deliver from time to time, and cause each of its Material Subsidiaries to execute and deliver from time to time, all such further documents and assurances as may be reasonably required by the Lender from time to time in order to provide the Security contemplated hereunder, specifically including: supplemental or additional security agreements, assignments and pledge agreements which shall include lists of specific assets to be subject to the security interests required hereunder.

Article 6
DISBURSEMENT CONDITIONS

6.1	Conditions Precedent to the Initial Advance

The obligation of the Lender under this Agreement to make the Initial Advance is subject to and conditional upon the following conditions being satisfied prior to or on the Closing Date (unless otherwise waived by the Lender, in its discretion):

(a)	receipt by the Lender, of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender, acting reasonably (unless delivery has been waived by the Lender):

(i)	this Agreement, duly executed and delivered by the Borrower;

(ii)	certified copies of the Constating Documents of each Loan Party;

(iii)	certificates of incumbency of each Loan Party;

(iv)	certified copies of the resolutions of the board of directors (or equivalent) of each Loan Party, authorizing the execution, delivery and performance of its respective obligations under the Loan Documents to which each is a party;

(v)	duly executed copies of the Security, duly registered to the Lender’s satisfaction, acting reasonably, where applicable subject only to Permitted Encumbrances;

(vi)	a duly executed copy of the Board Observer Agreement;

(vii)	duly executed copies of subordination and postponement agreements in respect of any VTB and Earnout Obligations existing as of the Closing Date;

(viii)	releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting the collateral Encumbered by the Security which are not Permitted Encumbrances, if any, or undertakings satisfactory to the Lender, acting reasonably, to provide such releases, discharges and postponements;

(ix)	the Required Approvals, other than the Post-Closing Approvals; and

(x)	letters of opinion from legal counsel to the Loan Parties, addressed to the Lender relating to, among other things, the subsistence of the Loan Parties; the due authorization, execution, delivery and enforceability of the Loan Documents; the registration, validity and perfection of the security interests granted under the Security, non-contravention of laws and Constating Documents, and due and valid issuance of the Warrants and, upon issuance thereof, of the Warrant Shares upon due exercise of the Warrants;

(b)	the Borrower shall have paid all fees, costs and expenses then owing to the Lender in respect of the Loan;

(c)	the Lender shall, acting reasonably, be satisfied with the results of its due diligence investigations (including, without limitation, accounting, business, environmental, regulatory, tax and legal review) in respect of the Loan Parties;

(d)	no Default or Event of Default shall have occurred and be continuing;

(e)	receipt of evidence, to the satisfaction of the Lender, acting reasonably, that appropriate levels of insurance are in place (subject to the last paragraph of Section 5.1);

(f)	receipt of all regulatory, securities and/or third party consents and/or approvals in respect of this Agreement, the Loan and the Warrants (up to the Warrant Maximum), in form, and on terms, satisfactory to the Lender;

(g)	payout letters and discharges, undertakings or releases of security with respect to the Existing Debt;

(h)	signed direction to pay in respect of the Initial Advance authorizing payout in full of the Existing Debt, and the deduction of all outstanding Lender fees, including the balance of the Commitment Fee, and costs; and

(i)	such other conditions as reasonably determined by the Lender.

6.2	Conditions Precedent to All Advances

The obligation of the Lender under this Agreement to make any Advance under the Loan, including the Initial Advance, is subject to and conditional upon the following (unless otherwise waived by the Lender, in its discretion):

(a)	for each Advance other than the Initial Advance, receipt by the Lender of at least 5 Business Days’ prior written notice of the request for the Advance together with a Compliance Certificate as at the date the Advance is to be made showing pro forma compliance with all financial covenants and certifying the matters set forth in Sections 6.2(c) to 6.2(e), inclusive;

(b)	receipt by the Lender of a duly issued Warrants for the pro rata portion of such Advance (up to the Warrant Maximum), substantially in the form attached hereto as Exhibit B;

(c)	no Default or Event of Default shall have occurred and be continuing or would result from such Advance;

(d)	the representations and warranties contained in Article 7 and the other Loan Documents shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality, or by a qualifying schedule, in which case such representation and warranty shall be true and correct in all respects) on the date that the Advance is to be made; provided, however, that those representations and warranties expressly referring to another date or time period shall be true, correct and complete in all material respects as of such date or time period;

(e)	no event or circumstance shall have occurred that has resulted in a Material Adverse Effect;

(f)	in the case of a Subsequent Advance under the Loan following the Initial Advance, the Advance request shall be not less than $1,000,000 or such lesser amount as is available under the Loan Limit;

(g)	in the case of an Subsequent Advance the proceeds of which are to be used to finance, in whole or in part, an Acquisition, the Acquisition shall be a Permitted Acquisition and all conditions set forth therein shall have been satisfied; and

(h)	[Redacted - Commercially Sensitive Information].

6.3	Waiver

The conditions in Sections 6.1 and 6.2 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions).

6.4	Termination

The obligation of the Lender to make the Initial Advance or any Subsequent Advance shall, at the Lender’s option, terminate if the conditions in Section 6.1 have not been satisfied or waived within 30 days of the Effective Date.

Article 7
REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of the Borrower

The Borrower hereby represents and warrants to the Lender as follows, with respect to the Borrower and also with respect to each of its Subsidiaries:

(a)	Organization. Each Loan Party has been duly incorporated or amalgamated (or formed as a limited partnership) and organized, is validly existing and in good standing under the laws of its governing jurisdiction, has all requisite powers and authorities to carry on its business as now and formerly conducted and is qualified to do business in, and is in good standing in every jurisdiction where such qualification is required, in each case other than as would not reasonably be expect to have a Material Adverse Effect.

(b)	Loan Parties Information, Corporate Structure and Capitalization. The ownership of Shares (including number and class of Shares), as of the date hereof, of each Loan Party (except the Borrower) is as set out in Schedule 7.1(b). Schedule 7.1(b) also contains a complete and accurate list, as of the Closing Date, of:

(i)	each Loan Party’s full and correct legal name, any predecessors and prior names;

(ii)	each Loan Party’s jurisdiction of incorporation or formation and the jurisdiction where its registered office, chief executive office and/or principal place of business is located;

(iii)	all of the Subsidiaries of the Loan Parties;

(iv)	a list of all outstanding Shares of each Loan Party (except the Borrower); and

(v)	all agreements, understandings and commitments relating to or otherwise affecting the capital stock of the Loan Parties (except the Borrower) and all anti-dilution or similar provisions applicable to any of the Loan Parties’ (except the Borrower’s) issued and outstanding Shares or other securities none of which will be triggered by the entering into of this Agreement or the issuance of the Warrants (up to the Warrant Maximum) or the Warrant Shares upon due exercise thereof.

(c)	Subsidiaries. The Loan Parties have no Subsidiaries other than as set out in Schedule 7.1(b).

(d)	Location of Assets. The property and assets of each of the Loan Parties, as of the Closing Date, is located in those jurisdictions specified for each in Schedule 7.1(b), and in no other jurisdiction. Set out in Schedule 7.1(d), as of the Closing Date, are the following:

(i)	the legal description of all real property owned by any Loan Party;

(ii)	a list of all locations leased by any Loan Party, as lessee; and

(iii)	a list of all locations in which any other property or assets owned by any Loan Party is located and which locations are neither owned or leased by the Loan Parties.

(e)	Solvency. Each of the Borrower and the Loan Parties is solvent and will not become insolvent immediately after giving effect to the transactions contemplated in this Agreement.

(f)	Funded Debt and Guarantees. All Funded Debt (including all loans and advances outstanding to Related Parties) and Guarantee obligations of the Loan Parties, as of the Closing Date, are fully disclosed and accurately described in Schedule 7.1(f) hereto.

(g)	Options and Convertible Securities. Except as set out in Schedule 7.1(b), as of the date hereof, no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase of any properties or assets of any Loan Party (except the Borrower) or for the purchase, subscription, allotment or issuance of any debt or Shares of any Loan Party (except the Borrower).

(h)	No Conflicts. All Required Approvals have been obtained, copies of which have been provided to the Lender, other than the Post-Closing Approvals, and the execution and delivery by each Loan Party of those Loan Documents to which it is a party, the performance of its obligations thereunder and the issuance of the Warrants (up to the Warrant Maximum) and the Warrant Shares upon due exercise thereof: (i) does not require any Permit or any consent or approval of, registration or filing with, or any other action by any Governmental Authority except such as have been obtained, other than the Post-Closing Approvals and customary filings required under Applicable Securities Legislation and the rules of any applicable Exchange to be made following the issuance of the Warrants; and (ii) will not conflict with, result in a breach of or require any further approval or consent under any Material Contract or Material Permit except such as have been obtained.

(i)	No Conflict with Charter Documents. Except as disclosed in Schedule 7.1(i) (for which required approval has been obtained), there are no provisions contained in the Constating Documents of any Loan Party, or any securityholders agreement, shareholders’ agreement, voting trust agreement or similar agreement relating thereto, which restrict or limit its powers to borrow money, issue debt obligations, guarantee the payment or performance of the obligations of others or encumber all or any of its present and after-acquired property; or which would be contravened by the execution and delivery of those Loan Documents to which it is a party, the performance of its obligations thereunder or the issuance of the Warrants (up to the Warrant Maximum) and the Warrant Shares upon due exercise of the Warrants.

(j)	Loan Documents. The Borrower has the capacity, power, legal right and authority to borrow from the Lender, to guarantee payment to the Lender of those Obligations if required, to perform its obligations under this Agreement and the other Loan Documents to which it is a party and to provide the Security required to be provided by it hereunder. Each other Loan Party has the capacity, power, legal right and authority to guarantee payment to the Lender of the Obligations, to perform its obligations under the Loan Documents to which it is a party and to provide the Security required to be provided by it hereunder. The execution and delivery of the Loan Documents by the Loan Parties, as the case may be, and the performance of their respective obligations therein have been duly authorized by all necessary corporate and, if required, shareholder actions. Each Loan Party has duly executed and delivered each of the Loan Documents to which it is a party and each of the Loan Documents to which a Loan Party is a party constitutes a legal, valid and binding obligation of such Loan Party, enforceable against them in accordance with their terms and provisions thereof, subject to laws of general application affecting creditors’ rights and the discretion of the court in awarding equitable remedies. The entry into and performance by a Loan Party of its obligations under the Loan Documents to which such Loan Party is a party is for its corporate benefit and is in such Loan Party’s commercial interests. The entry into the Loan Documents and the performance by a Loan Party of its obligations or the exercise of its rights under the Loan Documents does not constitute the giving of a financial benefit to a related party of a public company (within the meaning of Chapter 2E of the Corporations Act) by any person. No Loan Party enters any Loan Document or holds any property or assets as a trustee.

(k)	Conduct of Business; Material Permits. Except as disclosed in Schedule 7.1(k) attached hereto, each Loan Party is in compliance in all material respects with all Anti-Corruption Laws, all Anti-Money Laundering Laws and all other Applicable Laws of each jurisdiction in which it carries on business and is duly licensed, registered and qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property owned or leased by it make such qualification necessary. Attached hereto as Schedule 7.1(k) is a true and complete list of all Material Permits as of the date hereof. All Material Permits are valid and subsisting and in good standing, except as otherwise disclosed to the Lender in Schedule 7.1(k).

(l)	Ownership of Assets; Permitted Encumbrances. Each Loan Party owns and possesses its Property free and clear of any and all Encumbrances except for Permitted Encumbrances. No Loan Party has any commitment or obligation (contingent or otherwise) to grant any Encumbrances except for Permitted Encumbrances. No event has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute, a material default under any Permitted Encumbrance.

(m)	Not in Breach. None of the Loan Parties are in material breach of any provision in any material indenture, agreement or other instrument binding upon it or its property. Neither the Borrower nor any other Loan Party has violated or failed to obtain any material authorization necessary to the ownership of any of its property or assets or the conduct of its business.

(n)	Borrower Intellectual Property. Schedule 7.1(n) attached hereto contains a true and complete list of all registered and other material Borrower Intellectual Property. Except as disclosed in Schedule 7.1(n), no Subsidiary of the Borrower has any ownership interest in any Borrower Intellectual Property, or any other material intellectual property that is used, exploited or licensed by the Borrower and its Subsidiaries, and, except as disclosed in Schedule 7.1(n), all such Borrower Intellectual Property and any other material intellectual property that is used, exploited or licensed by the Borrower and its Subsidiaries is owned by the Loan Parties described in Schedule 7.1(n). The Borrower Intellectual Property is valid and enforceable, and no part of the Borrower Intellectual Property has been judged invalid or unenforceable, in whole or in part, and no claim has been made to any Loan Party that any part of the Borrower Intellectual Property violates the rights of any third party. Except as disclosed in Schedule 7.1(n), all Borrower Intellectual Property is fully transferable, alienable, licensable, useable and disclosable by the Borrower without restriction, and without payment of any kind to any third party. The Borrower Intellectual Property is owned by the Loan Parties described in Schedule 7.1(n) free and clear of any Encumbrances other than Permitted Encumbrances. The Borrower Intellectual Property includes all intellectual property rights that are used in or are necessary to the conduct of the business of the Loan Parties as it is currently conducted. The operation of the business of the Loan Parties as it is currently conducted does not infringe, misappropriate or otherwise violate any intellectual property rights of any Person or constitute unfair competition or trade practices under the laws of any jurisdiction. The Loan Parties have obtained and possess valid licences to use all of the material software programs present on the computers and other software enabled electronic devices that they own or lease or that they have otherwise provided to their employees for their use in connection with their businesses. Except as disclosed in Schedule 7.1(n), each employee and independent consultant or contractor has either: (i) assigned to the Borrower or its Subsidiaries all intellectual property rights they own that are related to the Loan Parties’ business as presently conducted, and all intellectual property rights that they solely or jointly conceived, reduced to practice, developed or made during the period of their employment, consulting or contractual relationship with the Loan Parties, or (ii) have provided the Borrower or its Subsidiaries with sufficient rights in the foregoing, as is necessary to the conduct of the business of the Loan Parties as it is currently conducted.

(o)	Insurance. The Loan Parties maintain insurance, including property and general commercial liability insurance, in appropriate amounts and for appropriate risks as would be considered prudent for similar businesses. Attached hereto as Schedule 7.1(o) is a true and complete list of all insurance policies held by the Loan Parties as of the date hereof.

(p)	Material Contracts. Schedule 7.1(p) attached hereto contains a true and complete list of all Material Contracts as of the date hereof and a complete copy of each of the Material Contracts is publicly available or has been delivered to the Lender. Each Material Contract is in full force and effect (other than any terminations that may occur in accordance with their terms of such Material Contract as in effect on the date hereof) and, to the Knowledge of the Borrower, none of the Loan Parties is in default under or in material breach of any of the terms or conditions contained therein.

(q)	Labour Agreements. Except as disclosed on Schedule 7.1(q), there are no labour agreements in effect between the Loan Parties and any labour union or employee association and the Loan Parties are not under any obligation to assume any labour agreements to or conduct negotiations with any labour union or employee association with respect to any future agreements as of the date hereof; and the Loan Parties are not aware of any current attempts to organize or establish any such labour union or employee association.

(r)	No Litigation. Except as disclosed in Schedule 7.1(r) attached hereto (which contains a description of all litigations affecting each Loan Party with potential liability to a Loan Party in excess of [Redacted - Commercially Sensitive Information]), there are no actions, suits, counterclaims or proceedings pending (including tax matters), or to the Knowledge of the Borrower threatened in writing, against any Loan Party as of the date hereof in any court or before or by any federal, provincial, state, municipal or other Governmental Authority.

(s)	Financial Statements. The most recent year-end Financial Statements and interim Financial Statements delivered to the Lender have been prepared in material accordance with IFRS (except that in the case of the interim Financial Statements, subject to normal adjustments and the absence of footnotes) on a basis which is consistent with the previous fiscal period, and present fairly on a consolidated, or combined, as applicable, financial position:

(i)	their respective assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition as at the dates therein specified;

(ii)	their respective sales, earnings, results of its operations and cash flows during the periods covered thereby; and

(iii)	in the case of the year-end Financial Statements, their respective changes in financial position;

and the respective Loan Party has no material liabilities (whether accrued, absolute, contingent or otherwise) required to be disclosed on Financial Statements prepared in accordance with IFRS except as disclosed therein and liabilities incurred in the ordinary course of business which do not directly or indirectly pertain to financing activities; and since the dates of the said year-end Financial Statements and interim Financial Statements, as the case may be, no material liabilities required to be disclosed on Financial Statements prepared in accordance with IFRS have been incurred by the respective Loan Party.

(t)	Taxes. Except as disclosed on Schedule 7.1(t), each Loan Party has duly and timely filed all tax returns and reports required to be filed by it, and has paid all taxes which are due and payable by it, except for any taxes which are being contested in good faith by appropriate proceedings and in respect of which reserves have been established where required in accordance with IFRS. Each Loan Party has also paid all other taxes, charges, penalties and interest due and payable under or in respect of all assessments and re-assessments of which it has received written notice, except to the extent that such assessments or re-assessments are being contested in good faith and in respect of which reserves have been established where required in accordance with IFRS. No Loan Party is a member of a Tax Consolidated Group. No Loan Party is, nor has it ever been, nor will it become, a member of a GST Group, as that term is defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia.

(u)	Statutory Liens. Each Loan Party has remitted on a timely basis all amounts required to have been withheld and remitted (including withholdings from employee wages and salaries relating to income tax, employment insurance and pension plan contributions), and all other amounts which if not paid when due could reasonably be expected to result in the creation of a Statutory Lien against any of its property, except for Permitted Encumbrances.

(v)	No Default, etc. No Default, Event of Default or Material Adverse Effect has occurred and is continuing.

(w)	Deposit and other Collateral Accounts. Schedule 7.1(w) contains a complete and accurate list of all Deposit Accounts and other Collateral Accounts maintained by the Borrower and its Subsidiaries.

(x)	Regulatory Compliance. Each US Loan Party has met the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. No event has occurred resulting from a US Loan Party’s failure to comply with ERISA that is reasonably likely to result in incurring any liability that could reasonably be expected to have a Material Adverse Effect. Each US Loan Party is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Each US Loan Party is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T and U of the Board of Governors of the Federal Reserve System). Each US Loan Party has complied in all material respects with all the provisions of the Federal Fair Labor Standards Act. Each Loan Party has not executed a Guarantee for the purpose of obtaining or complying with an order under Part 2M.6 of the Corporations Act (or an equivalent provision).

(y)	Related Party Contracts. Schedule 7.1(y) contains a complete and accurate list and description of all Contracts and other transactions entered into by each Loan Party with any Related Party and all loans and advances owed by each Loan Party to any Related Party.

(z)	Warrants and Warrant Shares. The Borrower is duly authorized to issue the Warrants and upon due exercise of the Warrants, the Warrant Shares and, upon issuance, the Warrants and Warrant Shares will be validly issued and will be free and clear of all pre-emptive rights, Encumbrances, adverse claims and demands whatsoever or any other restrictions on transfer other than as imposed by applicable securities laws and stock exchange rules.

(aa)	Proceeds of Advance. The proceeds of the Advance are not used or to be used to make any Distributions including any Distributions to shareholders or other Related Parties.

(bb)	No Solicitation. Neither the Borrower, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the U.S. Securities Act) in connection with the offer, sale or issuance of the Warrants or Warrant Shares.

(cc)	No Integration of Offering. Neither the Borrower, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made, or will make, any offers or sales of any security or Shares or solicited any offers to buy any security or Shares, under circumstances that would require registration of any of the Warrants or Warrant Shares under the U.S. Securities Act or cause this offering of the Warrants or Warrant Shares to be integrated with prior offerings by the Borrower for purposes of the U.S. Securities Act or any other securities laws.

(dd)	Full Disclosure. All financial and other information furnished by or on behalf of the Borrower or any other Loan Party to the Lender for purposes of, or in connection with, this Agreement or any Loan Documents, or any other transaction contemplated by this Agreement, is true and accurate in all material respects on the date as of which such information is dated or certified, and not incomplete by omitting to state any material fact necessary to make such information not misleading at such time in light of then current circumstances; provided that projections that have been made available to the Lender by the Loan Party or any their representative have been prepared in good faith based upon reasonable assumptions.

7.2	Survival of Borrower Representations and Warranties

The Borrower acknowledges that the Lender is relying upon the representations and warranties contained in Section 7.1 in connection with the establishment and continuation of the Loan. Notwithstanding any investigations which may be made by the Lender, the said representations and warranties shall survive the execution and delivery of this Agreement and shall be deemed to be repeated by the Loan Parties on each date when a Compliance Certificate is to be delivered hereunder by reference to the facts and circumstances then existing.

7.3	Lender Representations, Warranties and Acknowledgments

Effective as of the Closing Date and as of the date of each additional Advance, the Lender hereby represents and warrants to the Borrower as follows:

(a)	The Lender is acquiring the Warrants and Warrant Shares as principal, is entitled to acquire the Warrants and Warrant Shares without the benefit of a prospectus qualified under Applicable Securities Legislation, is, at the Closing Date and at the closing of each additional Advance, an "accredited investor" within the meaning of paragraph (m) of the definition of "accredited investor" in National Instrument 45-106 - Prospectus Exemptions and was not created, and is not used, solely to purchase or hold securities as an accredited investor described in paragraph (m) of the definition of "accredited investor" in National Instrument 45-106 - Prospectus Exemptions.

(b)	The Lender is resident in Canada and the decision to acquire the Warrants and Warrant Shares was made in Canada.

(c)	The Lender understands that the issuance of the Warrants and Warrant Shares is conditional upon such issuance being exempt from the requirements to file and obtain a receipt for a prospectus or registration statement or to deliver an offering memorandum, and no prospectus or registration statement has been filed by the Borrower with any securities commission or similar regulatory authority in any jurisdiction in connection with the issuance of the Warrants or Warrant Shares. As a result of acquiring the Warrants and Warrant Shares pursuant to such exemptions:

(i)	the Lender may be restricted from using some of the protections, rights and remedies otherwise available under Applicable Securities Legislation, including statutory rights of rescission or damages in the event of a misrepresentation;

(ii)	the Lender may not receive information that would otherwise be required to be provided to it under Applicable Securities Legislation; and

(iii)	the Borrower is relieved from certain obligations that would otherwise apply under Applicable Securities Legislation.

(d)	The Lender has not received or been provided with, nor has the Lender requested, nor does the Lender have any need to receive, a prospectus, registration statement or offering memorandum, within the meaning of Applicable Securities Legislation, or any sales or advertising literature in connection with the issuance of the Warrants or Warrant Shares. The Lender's decision to acquire the Warrants and Warrant Shares was not based upon, and the Lender has not relied upon, any verbal or written representations as to fact made by or on behalf of the Borrower or its directors, officers, employees, agents or representatives. The Lender's decision to acquire the Warrants or Warrant Shares was based solely upon this Agreement, and information about the Borrower which is publicly available (any such information having been obtained by the Lender without independent investigation or verification by the Borrower).

(e)	The Lender confirms that the Lender: (i) has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Warrants and Warrant Shares; (ii) is capable of assessing the proposed investment in the Warrants and Warrant Shares as a result of the Lender's own experience or as a result of advice received from a person registered under Applicable Securities Legislation; (iii) is aware of the characteristics of the Warrants and Warrant Shares and the risks relating to an investment therein; and (iv) is able to bear the economic risk of loss of its investment in the Warrants and Warrant Shares.

(f)	The Lender understands that no securities commission, stock exchange, governmental agency, regulatory body or similar authority has made any finding or determination or expressed any opinion with respect to the merits of investing in the Warrants or Warrant Shares nor is there any government or other insurance covering the Warrants or Warrant Shares.

(g)	The Lender is, or is deemed to be, acquiring the Warrants and Warrant Shares as principal for the Lender's own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Warrants or Warrant Shares.

(h)	The Lender understands that it may not be able to resell the Warrants or Warrant Shares except in accordance with limited exemptions available under Applicable Securities Legislation, and that the Lender is solely responsible for (and the Borrower is not in any way responsible for) the Lender's compliance with applicable resale restrictions. The Lender agrees that it will comply with and be bound by all Applicable Securities Legislation and the rules of any applicable Exchange concerning the acquisition, holding and resale of the Warrants and Warrant Shares and will not resell any of the Warrants or Warrant Shares except in accordance with the provisions of Applicable Securities Legislation and the rules of any applicable Exchange.

(i)	The Lender acknowledges that the ability to transfer the Warrants or Warrant Shares is limited by, among other things, Applicable Securities Legislation and the rules of any applicable Exchange. The Lender also acknowledges that any physical certificates and/or ownership statements under a direct registration system or other electronic book entry system issued representing the Warrants or Warrant Shares, as the case may be, may bear the following and/or other legends, as applicable:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the issuance will be inserted]."

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

Article 8
COVENANTS AND REPORTING REQUIREMENTS

8.1	Positive Covenants

During the term of this Agreement, the Borrower covenants and agrees with the Lender that the Borrower and each of its Subsidiaries shall:

(a)	Payment. Duly pay the Obligations due and payable by each of them at the times and places and in the manner required by the terms hereof or any other Loan Document.

(b)	Inspection. Promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning the financial condition, business and Property of the Loan Parties and at all times and from time to time, upon reasonable notice and during normal business hours, permit representatives of the Lender to inspect any of the Property of the Loan Parties, and to examine and take extracts from their financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss their financial condition with their respective senior officers and (in the presence of such of their representatives as they may designate) their auditors, the reasonable expense of all of which shall be paid by the Borrower.

(c)	Maintain Insurance. Maintain insurance on all the Property of the Loan Parties with financially sound and reputable insurance companies or associations including all risk property insurance, comprehensive general liability insurance and business interruption insurance (with the Lender shown as mortgagee and loss payee), in amounts and against risks that are determined to be appropriate by the Borrower, acting prudently, furnish to the Lender, on written request, but in any event annually, satisfactory evidence of the insurance carried and notify the Lender of any claims they have made under the foregoing insurance policies in excess of [Redacted - Commercially Sensitive Information] individually or in the aggregate. All such insurance policies shall name Lender as first additional insured or first lender loss payee, as the case may be. The Borrower shall deliver certificates of insurance evidencing that the required insurance is in force, together with reasonably satisfactory additional insured or lender loss payee, as the case may be, endorsements. Each policy of insurance or endorsement shall contain, unless Lender agrees otherwise, in its discretion, a clause requiring the insurer to give not less than 30 days prior written notice to Lender in the event of cancellation or modification of the policy for any reason whatsoever other than non-payment of premiums, in which case 10 days prior written notice is acceptable. If any Loan Party fails to provide and pay for such insurance, Lender may, at the Borrower’s expense, procure the same, but shall not be required to do so. The Borrower agrees to deliver to Lender, promptly as rendered, true and correct copies of all reports made by any Loan Party for amounts in excess of [Redacted - Commercially Sensitive Information] in any reporting forms to insurance companies.

(d)	Preservation of Existence. Maintain and preserve the existence, organization and status of the Loan Parties in each jurisdiction of organization and in each other jurisdiction in which they carry on a business or own assets and, make all corporate, partnership and other filings and registrations necessary in connection therewith.

(e)	Maintenance of Properties. Continue to carry on its business and maintain all of the Property of the Loan Parties in consistent with past practices in a manner sufficient to operate the business as currently being conducted in accordance with standard industry practices.

(f)	Compliance with Laws. Comply with all Anti-Corruption Laws, all Anti-Money Laundering Laws and all other Applicable Laws in all material respects and obtain and maintain all material permits necessary for the ownership of the Property of the Loan Parties and to the conduct of their business in each jurisdiction where the Loan Parties carry on business or own material Property, including but not limited to those issued or granted by Governmental Authorities.

(g)	Taxes. Duly file on a timely basis all tax returns required to be filed by them, and duly and punctually pay all business, goods and services, income, capital and/or profits taxes and other governmental charges levied or assessed against the Loan Parties or their Property except to the extent that such amounts are being contested in good faith and in respect of which reserves have been established where required in accordance with IFRS.

(h)	Financial assistance. Comply in all respects with Part 2J.3 of the Corporations Act.

(i)	Use of Advance. Use the proceeds of the Advance hereunder, only for the purposes set out in Section 2.2.

(j)	Security. Ensure that the Security granted by each Loan Party to the Lender remains legal, valid, binding and enforceable, in accordance with its terms (subject to Applicable Laws affecting the rights of creditors generally and rules of equity of general application) and such other qualifications as may be contained within the opinions delivered in connection therewith.

(k)	Registration of Security. Cooperate with the Lender to permit the Lender to forthwith register, file and record the Security (or notices, financing statements or other registrations in respect thereof) in all proper offices where such registration, filing or recording may be reasonably necessary or advantageous to perfect or protect the security interests constituted by the Security and maintain all such registrations in full force and effect.

(l)	Additional Security. Provide to the Lender all such further and additional mortgages, charges and security interests that the Lender may reasonably require to effectively mortgage, charge and subject to a security interest all of the present and future Property of the Loan Parties.

(m)	Notice of Default. Promptly notify the Lender of any Event of Default, or any Default of which any Loan Party becomes aware.

(n)	Default Under Other Funded Debt. Promptly notify the Lender of an event of default under any Contract entered into by any Loan Party with respect to (i) Funded Debt in excess of [Redacted - Commercially Sensitive Information], or (ii) any VTB and Earnout Obligations.

(o)	Notice of Material Adverse Effect. Promptly notify the Lender on becoming aware of the occurrence of any litigation, arbitration or other proceeding against or affecting the Loan Parties which could reasonably be expected to have a Material Adverse Effect and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status thereof.

(p)	Registration of Intellectual Property Rights.

(i)	Register or cause to be registered on an expedited basis (to the extent not already registered) with the United States Patent and Trademark Office, IP Australia or the United States Copyright Office, as the case may be, and the equivalents thereof in other countries and jurisdictions, those registrable intellectual property rights now owned or hereafter developed or acquired by the Borrower, to the extent that the Borrower, in its reasonable business judgment, deems it appropriate to so protect such intellectual property rights.

(ii)	Promptly give the Lender written notice of any applications or registrations of intellectual property rights filed with the United States Patent and Trademark Office, IP Australia or the equivalent thereof in other countries and jurisdictions, including the date of such filing and the registration or application numbers, if any.

(iii)	The Borrower shall:

(A)	give the Lender written notice of the filing of any applications or registrations with the United States Copyright Office and the equivalent thereof in other countries and jurisdictions, including the title of such intellectual property rights to be registered, as such title will appear on such applications or registrations, and the date such applications or registrations will be filed; and

(B)	execute such documents as the Lender may reasonably request for the Lender to maintain its perfection in such intellectual property rights to be registered by the Borrower.

(q)	Accounts. Provide the Lender written notice before the Borrower or any of its Subsidiaries establishes any Collateral Account that is not disclosed in Schedule 7.1(w). If such Collateral Account is situate in the United States of America or any other jurisdiction where a Control Agreement is required to perfect a security interest therein, then the Borrower shall, within 20 Business Days of the Closing Date in the case of Collateral Accounts existing on such date and, in the case of all other Collateral Accounts, within 20 Business Days of the date of such Collateral Account being established, to cause the applicable bank, financial institution, securities intermediary or commodity intermediary at or which such Collateral Account is maintained to execute and deliver a Control Agreement with respect to such Collateral Account to perfect a First Ranking Security Interest in such Collateral Account and provide the Lender with the ability to assert control with respect thereto on the occurrence of an Event of Default.

(r)	Subsidiaries. Ensure that all Immaterial Subsidiaries do not, on aggregate, exceed the thresholds set out in paragraphs (e) and (f) of the definition of “Material Subsidiary” at any time. The Borrower shall provide the Lender with not less than 20 days’ prior written notice of the creation, establishment or acquisition of any new Subsidiary, and shall provide prompt written notice to the Lender of any Immaterial Subsidiary becoming a Material Subsidiary. The Borrower shall not create, establish, acquire or permit any Material Subsdiary not in existence as at the date hereof unless (a) it has complied with Section 5.3 hereof, and (b) it is incorporated in Canada, the United States, the United Kingdom or Australia. The Borrower acknowledges that if, at any time, the aggregate revenue or Subsidiary Asset Value exceeds the limits set out herein, then all such Immaterial Subsidiaries shall be deemed to be Material Subsidiaries.

(s)	Continued Listing. Take all steps and actions as may be required to maintain the listing and posting for trading of the Common Shares of the Borrower on the Toronto Stock Exchange or TSX Venture Exchange, and to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Applicable Securities Legislation in at least one jurisdiction in Canada.

(t)	Foreign Private Issuer Status. While the Borrower is listed on the Nasdaq Stock Exchange or is otherwise subject to reporting requirements under the United States Securities Exchange Act of 1934, as amended, (i) take all reasonable steps and actions which are in the Borrower’s control as may be required to maintain its status as a “foreign private issuer” under the U.S. Securities Act, and (ii) immediately notify Lender if Borrower ceases to qualify as a “foreign private issuer” under the U.S. Securities Act.

8.2	Reporting Requirements

During the term of this Agreement the Borrower shall provide to the Lender, unless otherwise available on SEDAR and/or EDGAR:

(a)	Monthly Statements.

(i)	Within 30 days of the end of each calendar month

(A)	management prepared consolidated Financial Statements of the Borrower and its Subsidiaries as of the end of such calendar month presenting the prior 11 calendar months, the current calendar month and the forecast calendar months for the remainder of the Fiscal Year based on the latest prepared internal forecast;

(B)	updated operating metric dashboard, in a form satisfactory to the Lender, including key performance indicators;

(C)	working capital summary including accounts payable and accounts receivable aging report, in a form satisfactory to the Lender; and

(D)	completed and executed Compliance Certificate.

(b)	Annual Audited Statements. Within the time required by Exchange rules and policies following the end of each Fiscal Year, annual audited consolidated Financial Statements for the Loan Parties (including income statement, balance sheet and statement of cash flow).

(c)	Annual Board Approved Budget. Within 30 days of the commencement of each Fiscal Year, annual board approved operating and capital expenditures budgets and operating forecasts for the Borrower and its Subsidiaries showing all expenditures expected to be made during such Fiscal Year and operating forecasts for such Fiscal Year.

(d)	Quarterly Reporting. Within 45 days of the end of each Fiscal Quarter,

(i)	If applicable, an updated financial model, in a form satisfactory to the Lender, acting reasonably, that includes a reforecast of the current fiscal period Financial Statements (only to the extent there has been any material change) including income statement, balance sheet and cashflow statement; and

(ii)	a management analysis of results and comments on variances to budget.

(e)	Board Materials. A complete package of all materials provided to the directors for each Board meeting of the Loan Parties, concurrently with distribution of same to the Directors.

(f)	Litigation and Material Changes. Promptly after the Borrower becomes aware of same:

(i)	a summary of any material litigation (pending, threatened or otherwise) or other proceedings against the Borrower or any other Loan Party before any court, tribunal or administrative agency; and

(ii)	a description of any material change affecting any Loan Party that constitutes a Material Adverse Effect.

(g)	Other Information. The Borrower shall promptly provide the Lender with (i) such other information as the Lender may reasonably request respecting the Loan Parties from time to time; and (ii) access to the Loan Parties’ senior management as may be reasonably requested by the Lender from time to time to discuss financial matters and performance including reports on revenue mix details, material contracts being renewed or expiring, periodic operating reviews and other matters.

The financial reports to be provided above, shall conform to the principles and standards the Borrower is permitted to use under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, which, as of the date hereof, is IFRS. Upon the occurrence of an Event of Default which is continuing, the Borrower will provide any of the above information on a more frequent basis than set out above and at a higher quality of preparation, as may be required by the Lender. As part of the foregoing during the continuance of an Event of Default, the Lender may contact the Borrower’s accountants and auditors.

8.3	Negative Covenants

During the term of this Agreement, the Borrower covenants and agrees with the Lender that without the prior written consent of the Lender, the Borrower and its Subsidiaries shall not:

(a)	Change of Business. Conduct any business or operations which are not reasonably related to those conducted by them on the date hereof, or acquire any assets of a material value unrelated or unnecessary to any business or operations conducted by them on the date hereof.

(b)	Corporate Reorganization and Joint Ventures. Consolidate, amalgamate or merge with any other Person, enter into any joint venture, partnership, corporate reorganization or other transaction intended to effect such consolidation, amalgamation or merger or liquidate, wind up or dissolve itself, or permit any liquidation, winding up or dissolution. A Loan Party may consolidate, amalgamate or merge or wind-up into another Loan Party or into the Borrower so long as the surviving or amalgamated entity is a Loan Party in respect of which the Lender holds a First Ranking Security Interest on all present and future Property of such Loan Party.

(c)	Validity of Security. Do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance.

(d)	Change of Name. Change their name, without providing the Lender with prior written notice thereof and promptly taking other steps, if any, as the Lender may, in its sole reasonable discretion, request to permit the Lender to maintain the perfection of the Security with respect to the change in name.

(e)	Chief Executive Office. Permit the location of its chief executive office to be moved to a jurisdiction outside of Ontario without providing the Lender with prior written notice thereof and promptly taking other steps, if any, as the Lender may, in its sole reasonable discretion, reasonably request to permit the Lender to maintain the perfection of the Security with respect to the change in location.

(f)	Funded Debt. Create, incur, assume or permit any Funded Debt to remain outstanding, other than Permitted Funded Debt.

(g)	Guarantees and Financial Assistance. Provide any Guarantee, loans or other financial assistance to any Person, other than (i) Guarantees in respect of Permitted Funded Debt; (ii) in the form of Permitted Investments.

(h)	Acquisitions and Investments. Make any Acquisition other than Permitted Acquisitions or make any Investment other than Permitted Investments.

(i)	Encumbrances. Create, incur, assume or permit to exist any Encumbrance upon any of their Property, except Permitted Encumbrances.

(j)	Asset Disposition. Sell, lease, assign, transfer, convey or otherwise dispose of any of their Property (including, without limitation, Borrower Intellectual Property), other than Permitted Transfers.

(k)	Related Party Transactions. Carry on business or enter into any transaction with any Related Party other than that which has been disclosed in writing to the Lender pursuant to Schedule 7.1(y) and/or transactions including consultant arrangements that are upon fair and reasonable terms no less favorable to such Loan party than would be obtained in an Arm’s Length transaction with a non-affiliated Person and/or in connection with director, officer and employee arrangements in the ordinary course and/or intercompany transactions conducted in the ordinary course.

(l)	Distributions. Make any Distributions, including without limitation dividends on preferred shares, provided that the Borrower may make Permitted Distributions so long as no Default or Event of Default shall have occurred and be continuing or would result upon such Permitted Distributions (including any non-compliance with the financial covenants set forth in Section 8.4).

(m)	Subordinated Obligations. Make any payment in respect of any Subordinated Obligations (whether by way of interest, principal, fees or otherwise) including shareholder loans unless permitted hereunder or by the terms of any related subordination agreement or postponement agreement with the Lender.

(n)	Compliance. In the case of each US Loan Party: (i) become an “investment company” or controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock, or use the proceeds of the Loan for such purpose, (ii) fail to meet the minimum finding requirements of ERISA section 310, (iii) permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur, or (iv) fail to comply with the Federal Fair Labor Standards Act or violate any law or regulation applicable to the such US Loan Party.

(o)	Negative Pledge. Enter into, directly or indirectly, any agreement (other than the Loan Documents) with any Person that prohibits or restricts or limits the ability of any Loan Party or any Subsidiary thereof to create, incur, pledge or suffer to exist any Encumbrance upon any of its respective assets, or restricts the ability of any Subsidiary of any Loan Party to pay Distributions to such Loan Party.

8.4	Financial Covenants

During the term of this Agreement, the Borrower shall, on a consolidated basis with respect to the Borrower and its Subsidiaries:

(a)	Liquidity. At all times following the Closing Date, hold a minimum balance of [Redacted - Commercially Sensitive Information].

(b)	Minimum Adjusted EBITDA. Achieve [Redacted - Commercially Sensitive Information].

(c)	Maximum Total Secured Debt Leverage. At all times following the Closing Date, not allow Total Secured Debt [Redacted - Commercially Sensitive Information].

The covenants in Section 8.4(b) and 8.4(c) shall be measured with the delivery of each Compliance Certificate and at such other times as provided herein.

8.5	Board of Directors – Lender Representation

8.5.1            So long as any Obligations in excess of $1,000,000 remain outstanding, the Lender shall, at the Lender's option, have the right to appoint one (1) individual as a non-voting observer to the Board (a "Lender Representative"). Subject to the terms of the Board Observer Agreement, the Lender Representative shall be sent notices of and be entitled to attend all meetings of the Board and any committee of the Board, and to receive all documents and information provided to the members of the Board or its committees at the same time such documents and information are sent to such members.

8.5.2            The Lender Representative shall not be entitled to receive director fees or other additional compensation unless otherwise agreed to by the Borrower, in its sole discretion.

8.5.3            In connection with its appointment as a board observer, the Lender shall enter into a customary form of board observer agreement, substantially in the form attached as Exhibit C which shall include, among others, customary confidentiality and non-disclosure covenants (the "Board Observer Agreement") and the Lender Representative shall not be sent notices of or be entitled to attend meetings of the Board or any committee of the Board nor be provided with any other information required to be provided pursuant to this Section 8.5 until such time as the Board Observer Agreement has been executed.

Article 9
DEFAULT

9.1	Events of Default

Each of the following events shall constitute an Event of Default:

(a)	Default in Payment. Default by the Borrower to the Lender in payment of:

(i)	any principal owing hereunder when due; or

(ii)	any interest, fees or other amounts (other than principal) due hereunder within five Business Days after the date such payment is due, provided that such five Business Days grace period for failure to pay interest shall not be available more than once in any 12-month period; or

(b)	Negative and Financial Covenants. Default under any of the negative covenants and financial covenants set forth in Sections8.3 and 8.4, or a default under any of the covenants set forth in Section 8.2 that continues unremedied for more than 5 Business Days, provided that such 5 Business Day grace period shall not be available more than two times in any 12-month period; or

(c)	Other Covenants. Any one or more of the Loan Parties does not observe or perform any other covenant or obligation contained herein or in any other Loan Document to which it is a party in any respect (not otherwise specifically dealt with in this Section 9.1) and such breach or omission shall continue unremedied for more than 20 Business Days after the Borrower receives written notice from the Lender of such breach or omission; or

(d)	Misrepresentation. Any Loan Party makes any representation or warranty under any of the Loan Documents to which it is a party which is incorrect or incomplete in any material respect when made or deemed to be made and:

(i)	the incorrect or incomplete representation or warranty is not capable of being remedied; or

(ii)	if the matter is capable of being remedied the same shall be continued unremedied for more than ten Business Days after the earlier of a Responsible Officer of the Borrower having actual knowledge of such default, or the Borrower receiving written notice from the Lender of such default; or

(e)	Insolvency Events. Any one or more of the Loan Parties shall:

(i)	become insolvent (including without limitation within the meaning of section 95A of the Corporations Act), or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(ii)	make an assignment of its Property for the general benefit of its creditors, or make a proposal (or file a notice of its intention to do so) under any applicable insolvency or bankruptcy law, including without limitation the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Corporations Act and the Bankruptcy Code;

(iii)	institute any proceeding seeking to adjudicate it as insolvent, or seeking liquidation, dissolution, winding up, reorganization involving a compromise of debts, administration, compromise, arrangement involving a compromise of its debts, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Corporations Act and the Bankruptcy Code);

(iv)	apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, controller, administrator, trustee, liquidator or other similar official for it or any material part of its Property; or

(v)	take any overt action to approve, consent to or authorize any of the actions described in this Section 9.1(e) or in Section 9.1(f) below; or

(f)	Third Party Proceedings. If any petition shall be filed, application made or other proceeding instituted by a third party against or in respect of any one or more of the Loan Parties:

(i)	seeking to adjudicate it an insolvent, or seeking a declaration that an act of bankruptcy has occurred;

(ii)	seeking a receiving order against it including under the Bankruptcy Code;

(iii)	seeking liquidation, dissolution, winding up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding up, insolvency, reorganization, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy Code and the Corporations Act); or

(iv)	seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, controller, administrator, trustee, liquidator or other similar official for it or any material part of its Property, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 45 days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Loan Party thereunder in the interim, such grace period shall cease to apply; or

(g)	Execution Attachment. If Property of a Loan Party having a fair market value in excess of [Redacted - Commercially Sensitive Information] shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance thereon shall be enforced, or such Property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of [Redacted - Commercially Sensitive Information] shall exist in respect of the Loan Party or such Property, or any receiver, sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under any Applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 15 days; or

(h)	Judgments. If one or more judgments for the payment of money in the aggregate in excess of [Redacted - Commercially Sensitive Information] from time to time, and not substantially covered by insurance, shall be rendered by a court of competent jurisdiction against a Loan Party and such party shall not have:

(i)	provided for its discharge in accordance with its terms within 15 days from the date of entry thereof; or

(ii)	procured a stay of execution thereof within 15 days from the date of entry thereof and within such period,

or such longer period during which execution of such judgment shall have been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal; or

(i)	Validity. If any material provision of any Loan Document shall at any time cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the applicable Loan Party) or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any one or more of the Loan Parties, or any one or more of the Loan Parties shall deny that it has any or any further liability or obligation thereunder; or

(j)	Material Adverse Effect. The occurrence of an event or circumstance that would reasonably be expected to have a Material Adverse Effect in the opinion of the Lender; or

(k)	Cross Default. If any Loan Party shall default (subject to any applicable grace period) under the terms of:

(i)	any Funded Debt in an amount in excess of [Redacted - Commercially Sensitive Information] or any other Contract in respect of such Funded Debt, or

(ii)	any VTB and Earnout Obligations,

and such default is not waived by the creditor to whom such amount is due; or

(l)	Cease Trading. If an order or ruling suspending the sale or ceasing the trading in any securities of the Borrower or prohibiting the sale of such securities has been issued by any securities regulatory authority to or against the Borrower and has not been vacated within fifteen Business Days; or

(m)	Change of Control. If there occurs a Change of Control with respect to any Loan Party.

9.2	Remedies

Upon the occurrence of an Event of Default which is continuing, all Obligations (including the Prepayment Fee, as applicable) shall at the option of the Lender be accelerated and become immediately due and payable (except in the case of an Event of Default referred to in Sections 9.1(e) and 9.1(f) in which case the Obligations (including the Prepayment Fee, as applicable) shall be automatically accelerated and immediately due and payable) and the Security shall become immediately enforceable and the Lender may take such action or proceedings as the Lender in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Loan Parties. In addition to the foregoing, at any time an Event of Default has occurred and is continuing, Lender may (a) appoint or direct the appointment of a receiver, receiver and manager, or similar official for the properties and assets of the Loan Parties, both to operate and to sell such properties and assets, and the Borrower, for itself and on behalf of its Subsidiaries, hereby consents to such right and such appointment and hereby waives any objection the Borrower or any Subsidiary may have thereto or the right to have a bond or other security posted by the Lender, in connection therewith; and (b) exercise all rights and remedies available to it under this Agreement, the other Loan Documents and applicable law or equity.

9.3	Saving

The Lender shall not be under any obligation to the Loan Parties or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any Collateral to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Loan Parties or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce any Collateral or any part thereof or the failure to allow any Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, other than any such loss or damage resulting from the gross negligence or wilful misconduct of the Lender.

9.4	Perform Obligations

If any one or more of the Loan Parties has failed to perform any of its covenants or agreements in the Loan Documents within the applicable cure period, the Lender, may, but shall be under no obligation to perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

9.5	Third Parties

No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lender are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the Collateral charged by such Security or any part thereof.

9.6	Remedies Cumulative

The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to, and not exclusive of or in substitution for, any rights or remedies provided by law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

9.7	Set Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under Applicable Laws, each of the Lender may at any time and from time to time after the occurrence of an Event of Default which is continuing without notice to the Loan Parties or any other Person, any notice being expressly waived by the Loan Parties, set off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness at any time owing by the Lender to or for the credit of or the account of the Loan Parties, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

9.8	Judgment Currency

If for the purposes of obtaining judgment against the Borrower in any court in any jurisdiction with respect to this Agreement, it becomes necessary for the Lender to convert into the currency of such jurisdiction (in this section called the “Judgment Currency”) any amount due to the Lender by the Borrower hereunder in any currency other than the Judgment Currency, the conversion shall be made at the exchange rate selected by the Lender prevailing on the Business Day before the day on which judgment is given. In the event that there is a change in such exchange rate prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at such exchange rate prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due by the Borrower under this section will be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

Article 10
MISCELLANEOUS PROVISIONS

10.1	Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

10.2	Number and Gender

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender include all genders.

10.3	Other Matters of Construction

The terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision. References in this Agreement to “Sections” or “Schedules” or shall be to the Sections or Schedules of or to this Agreement unless otherwise specifically provided. All references in this Agreement or any other Loan Document to statutes shall include all amendments of same and implementing regulations and any successor or replacement statutes and regulations; to any instrument or agreement (including any of the Loan Documents) shall include any and all modifications and supplements thereto and any and all restatements, extensions or renewals thereof to the extent such modifications, supplements, restatements, extensions or renewals of any such documents are permitted by the terms hereof and thereof; to any Person means and includes the successors and permitted assigns of such Person; to ”including” shall be understood to mean “including, without limitation”; or to the time of day means the time of day on the day in question in Vancouver, British Columbia, unless otherwise expressly provided in such Loan Document. Unless the context of this Agreement or any other Loan Document clearly requires otherwise, the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.” A Default or an Event of Default shall be deemed to exist at all times during the period commencing on the date that such Default or Event of Default occurs to the date on which such Default or Event of Default is waived in writing pursuant to this Agreement or, with respect to any Default is cured. Whenever in any provision of this Agreement or any other Loan Document Lender is authorized to take or decline to take any action (including making any determination) in the exercise of its “discretion,” such provision shall be understood to mean that Lender may take or refrain to take such action in its sole discretion.

10.4	Capitalized Terms

All capitalized terms used in any of the Loan Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

10.5	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not hereby be affected.

10.6	Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Loan Documents, nor any consent to any departure by the Loan Parties therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lender (and the Loan Parties in the case of an amendment or supplement) and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent breach by the Loan Parties of any provision of the Loan Documents or the rights resulting therefrom.

10.7	This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict. Provided however, a conflict or inconsistency shall not be deemed to occur if one Loan Document provides for a matter and another Loan Document does not.

10.8	Permitted Encumbrances

The designation of an Encumbrance as a Permitted Encumbrance is not, and shall not be deemed to be, an acknowledgment by the Lender that the Encumbrance shall have priority over the Security.

10.9	Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Dollars.

10.10	Expenses and Indemnity

10.10.1            All statements, reports, certificates, appraisals and other documents or information required to be furnished to the Lender by any Loan Party under this Agreement shall be supplied without cost to the Lender. The Borrower shall pay on demand all reasonable and documented, out-of-pocket costs and expenses of the Lender (including, without limitation, long distance telephone and courier charges and the reasonable fees and expenses of counsel and professional advisors or consultants for the Lender), incurred in connection with: (i) the preparation, execution, delivery, administration, periodic review, modification or amendment of the Loan Documents; (ii) any enforcement of the Loan Documents; (iii) obtaining advice as to its rights and responsibilities in connection with the Loan, the Loan Documents, the Warrants or the Warrant Shares; (iv) reviewing, inspecting and appraising the Collateral that is the subject of the Security in connection with the enforcement of its rights under the Security; and (v) any other matters relating to the Loan, the Warrants or the Warrant Shares. Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

10.10.2            The Loan Parties agree on demand to jointly and severally indemnify the Lender against any liability, obligation, loss or expense which it may sustain or incur as a consequence of: (i) any representation or warranty made by the any one or more of the Loan Parties which was incorrect at the time it was made or deemed to have been made; (ii) a default by the Loan Parties in the payment of any sum due from it, including, but not limited to, all sums (whether in respect of principal, interest or any other amount) paid or payable to Lender of funds borrowed by the Lender in order to fund the amount of any such unpaid amount to the extent the Lender is not reimbursed pursuant to any other provisions of this Agreement; (iii) the failure of the Borrower to complete an Advance once a request has been made therefor or make any payment after notice therefore has been given under this Agreement; and (iv) any other default by the Loan Parties under any Loan Document. A certificate of the Lender as to the amount of any such loss or expense shall be conclusive evidence as to the amount thereof, in the absence of manifest error.

10.10.3            In addition, the Loan Parties agree on demand to jointly and severally indemnify the Lender and its directors, managers, officers, employees and representatives (the “Indemnified Parties”) from and against any and all actions, proceedings, claims, losses, damages, liabilities, expenses and obligations of any kind that may be incurred by or asserted against any of them as a result of or in connection with the making of an Advance hereunder and the Lender taking, holding and enforcing the Security, other than arising from the gross negligence or willful misconduct of the Indemnified Party. Whenever any such claim shall arise, the Indemnified Party shall promptly notify the Borrower of the claim and, when known, the facts constituting the basis for such claim, and if known, the amount or an estimate of the amount of the claim. The failure of an Indemnified Party to give notice of a claim promptly shall not adversely affect the Indemnified Party’s rights to indemnity hereunder unless such failure adversely effects the Borrower’s position in respect of such claim.

10.10.4            The Agreements in this Section 10.10 shall survive the termination of this Agreement and repayment of the Obligations.

10.11	Manner of Payment and Taxes

10.11.1            All payments to be made by the Loan Parties pursuant to the Loan Documents are to be made without set off, compensation or counterclaim, free and clear of and without deduction for or on account of any Tax, including but not limited to withholding taxes, except for Taxes on the overall net income of the Lender (such taxes applicable to the overall net income of the Lender are herein referred to as “Excluded Taxes”). If any Tax, other than Excluded Taxes, is deducted or withheld from any payments under the Loan Documents the Loan Parties shall promptly remit to the Lender in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt addressed to the Lender so that (after the Tax is deducted or withheld) the Lender receives an amount equal to the payment which would have been due if no Tax had been deducted or withheld. If the Loan Parties are prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Loan Documents will be increased to such rates as are necessary to yield and remit to the Lender the principal sum advanced or made available together with interest at the rates specified in the Loan Documents after provision for payment of such Tax. If following the making of any payment by the Loan Parties under this Section 10.11, a Lender is granted a credit against or refund in respect of any Tax payable by it in respect of such Taxes to which such payment by the Loan Parties relates that such Lender would not have received had the Borrower not made the payment, such Lender shall (subject to the Borrower having paid the relevant amount) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Loan Parties such amount as such Lender shall certify to be the proportion of such credit or refund as will leave such Lender, after such reimbursement in no worse or better position than it would have been in if the relevant Taxes had not been imposed, or the relevant Taxes had not been deducted or withheld in respect of the payment by the Borrower as aforesaid. Each Lender shall, at the Borrower’s request and cost, file such documentation and do such commercially reasonably things as may be necessary to obtain such credit or refund, but each Lender shall not be obligated to disclose any information to the Borrower or any other Person concerning its income or taxes that is not otherwise publicly available.

10.11.2            If any Loan Parties make any payment under this Section 10.11 for the account of any Lender, such Lender shall take reasonable steps to minimize the net amount payable by such Loan Party under this Section 10.11, but the Lender shall not be obliged to disclose any information to the Loan Parties concerning its income or taxes that is not otherwise publicly available.

10.11.3            The Borrower must pay and, within five Business Days of demand, indemnify the Lender against any cost, loss or liability that Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Loan Document except for any such Tax payable in connection with any document relating to the assignment or transfer by any Lender of any of its rights and/or obligations under any Loan Documents, other than relating to an assignment or transfer under that is requested by a Loan Party.

10.11.4            All amounts set out, or expressed in a Loan Document to be payable by any Loan Party to the Lender which (in whole or in part) constitute the consideration for a supply or supplies have been calculated without regard to Australian Indirect Tax (and shall be deemed to be exclusive of GST) which is chargeable on such supply or supplies, and if Australian Indirect Tax is or becomes chargeable on any supply made by the Lender to any Loan Party under a Loan Document, that Loan Party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such Australian Indirect Tax (and the Lender shall promptly provide an appropriate tax invoice to such Loan Party) unless the reverse charge procedure applies.

10.11.5            Where a Loan Document requires any Loan Party to reimburse or indemnify the Lender for any cost or expense, the Loan Party shall reimburse or indemnify (as the case may be) the Lender for the full amount of such cost or expense, including such part thereof as represents Australian Indirect Tax, save to the extent that the Lender reasonably determines that it is entitled to credit or repayment in respect of such Australian Indirect Tax from the relevant tax authority.

10.11.6            Any reference in Sections 10.11.4 and 10.11.5 to a Loan Party shall, at any time when such Loan Party is treated as a member of a group for GST purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia).

10.12	Address for Notice

Notice to be given under the Loan Documents shall, except as otherwise specifically provided, be in writing (including email) addressed to the party for whom it is intended and, unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or email thereof if sent by email. The addresses (including email addresses) of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement, or such other mailing or email addresses as each party from to time may notify the other as aforesaid.

10.13	Time of the Essence

Time shall be of the essence in this Agreement.

10.14	Further Assurances

The Borrower shall, at the request of the Lender do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

10.15	Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations and the written termination of this Agreement.

10.16	Payments on Business Day

Whenever any payment or performance under the Loan Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day, provided that interest and fees (as applicable) shall continue to accrue and be payable until the applicable payment or performance has been completed.

10.17	Successors and Assigns

The Loan Documents shall be binding upon and inure to the benefit of the parties thereto and their successors and assigns, except that the Loan Parties shall not assign any rights or obligations with respect to this Agreement or any of the other Loan Documents without the prior written consent of the Lender in its sole discretion. The collective rights and obligations of the Lender under this Agreement, the Security and the Loan are assignable, including by way of participation, in whole or in part to any Person that is: (i) a successor of the Lender that is a resident of Canada or the United States, (ii) an Affiliate of the Lender that is a resident of Canada or the United States, (iii) a shareholder, limited partner or general partner of the Lender or of an Affiliate of the Lender, or (iv) any other Person that is not a direct competitor of the Borrower. Notwithstanding the foregoing, upon the occurrence or during the continuance of an Event of Default, the Lender may assign its rights and obligations under this Agreement, the Security and the Loan to any Person without the consent of the Borrower.

10.18	Advertisement

The Loan Parties authorize and consent to the reproduction, disclosure and use by the Lender of the names of the Loan Parties and any identifying logos (the “Information”) and the transaction(s) herein contemplated (including, without limitation, the Loan and any related transactions) to enable the Lender to publish promotional “tombstones” and other forms of notices of the Loan in any manner and in any media (including, without limitation, brochures) provided that the form of such “tombstones” and other notices shall be subject to the prior approval of the Borrower, acting reasonably. The Borrower acknowledges and agrees that:

(a)	no compensation will be payable by the Lender resulting therefrom; and

(b)	the Lender shall have no liability whatsoever to the Loan Parties or any of their respective employees, officers, directors, managers, shareholders or Affiliates in obtaining and using the Information in accordance with this Section 10.18.

10.19	Securities Law Disclosure

Except and only to the limited extent required by Applicable Law (in which case the disclosing party shall make reasonable efforts to provide prior notice to the other party), each of the parties hereto agrees not to, directly or indirectly, make any public announcement or statement or communication or disclosure of whatever nature regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). The parties acknowledge that the Borrower may be required, in accordance with Applicable Law, to file a press release and related material change report, as well as a copy of this Agreement on its profiles on SEDAR and EDGAR, and in such latter case, the Borrower agrees that it shall make such redactions to this Agreement as are permitted under Section 12.2(3) of National Instrument 51-102 – Continuous Disclosure Obligations (subject to compliance by the Borrower with the remaining provisions of Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations) and with the prior consultation of the Lender, provided that in the case of any disagreement between the Borrower and the Lender with respect to any redactions, the position of the Borrower shall prevail provided that the Borrower acts reasonably and in good faith.

10.20	Interest on Arrears

Any Obligation, including interest, shall, if not paid when due, bear interest at the rate per annum equivalent to the highest rate applicable to the principal amount of the Obligations, and all such interest shall be compounded monthly until paid.

10.21	Non-Merger

The Loan Parties covenant and agree with the Lender that, in the case of any judicial or other proceeding to enforce the rights and remedies of the Lender under the Loan Documents (or any part thereof), judgment may be rendered against the Loan Parties in favor of the Lender, for any amount owing by it under the Loan Documents (or for which the Loan Parties may be liable thereunder after the application to the payment thereof of the proceeds of any sale of any of the property, assets or undertaking of the Loan Parties).

10.22	Anti-Money Laundering Legislation

The Loan Parties acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act and other applicable anti money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws (collectively, including any guidelines or orders thereunder, the “AML Legislation”), the Lender may be required to obtain, verify and record information regarding the Loan Parties and their Subsidiaries (or any of them), their respective directors, managers and signing officers and the transactions contemplated herein. The Loan Parties shall promptly:

(a)	provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Lender, or any prospective assignee of the Lender, in order to comply with any AML Legislation, whether now or hereafter in existence; and

(b)	notify the Lender of such information of any changes thereto.

The Loan Parties acknowledge and agree that the Loan are for the use by the Borrower and will be used by the Borrower only for the purposes set out herein.

10.23	Counterparts and Electronic Copies

This Agreement, and the documents to be delivered hereunder, may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission (including electronic signature system providers, such as Docusign Inc.) of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Lender may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission

10.24	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancels and supersedes any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

10.25	Governing Law and Jurisdiction

Each of the Loan Documents shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each party to this Agreement hereby irrevocably and unconditionally attorns to the non exclusive jurisdiction of the courts of Ontario and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

VIQ Solutions Inc.	VIQ SOLUTIONS INC.
Suite 700, 5915 Airport Road
Mississauga, Ontario L4V 1T1
	Per:	"[Redacted]"
Attention: [Redacted]	Name:	[Redacted]
Email: [Redacted - Email Address]	Title:	[Redacted]

	Per:	"[Redacted]"
	Name:	[Redacted]
	Title:	[Redacted]

Beedie Investments Ltd.	BEEDIE INVESTMENTS LTD.
Suite 1570, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

Attention: [Redacted]	Per:	"[Redacted]"
Email: [Redacted - Email Address]		Authorized Signatory

EXHIBIT “A” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

COMPLIANCE CERTIFICATE

[Redacted - Commercially Sensitive Information]

EXHIBIT “B” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE [●].

THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE
5:00 p.m. (TORONTO TIME) ON [●].

WARRANT CERTIFICATE
VIQ SOLUTIONS INC.

Warrant Certificate No. [●]	[●] WARRANTS (the “Warrants”), each Warrant entitling the holder to acquire, subject to adjustment, one Common Share of VIQ Solutions Inc.

THIS IS TO CERTIFY THAT, for value received, Beedie Investments Ltd. (the “Holder”), a corporation existing under the laws of British Columbia and with a head office address located at Suite 1570, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3, is entitled to subscribe for and purchase [●] fully paid and non-assessable Common Shares (the ”Warrant Shares”) of VIQ Solutions Inc. (the “Corporation”) at the Exercise Price (as defined below) per Warrant Share until 5:00 p.m. (Toronto time) (the “Expiry Time”) on the Expiry Date (as defined below).

The Warrants are exercisable at any time and from time to time after the date of this Warrant Certificate up to the Expiry Time, in whole or in part, upon the terms and conditions hereinafter set out.

All references herein to dollar amounts are to the lawful money of Canada, unless specified otherwise.

1.	Interpretation

In this Warrant Certificate, unless the context otherwise requires, the following terms have the following meanings:

(a)	“Business Day” means any day of the year: (i) other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario; and (ii) that is a Trading Day;

(b)	“Common Shares” means the common shares in the share capital of the Corporation;

(c)	“Current Market Price” means on any given date: (i) the volume weighted average price on the Exchange for the five (5) consecutive Trading Days ending one (1) Trading Day prior to the relevant date; (ii) if the Common Shares are not listed on any Exchange, the volume weighted average price on any over-the-counter market on which the Common Shares are trading, as may be selected for this purpose by the board of directors of the Corporation acting reasonably and approved by the Holder, acting in its sole discretion, for the five (5) consecutive Trading Days ending one (1) Trading Day prior to the relevant date; or (iii) if the Common Shares are not listed or quoted on any Exchange or an over-the-counter market which is permitted by the aforementioned subparagraph (ii) during all or part of such period during which the volume weighted average price thereof would otherwise be determined, the Current Market Price of the Common Shares shall be determined by a nationally recognized accounting firm chosen by the Corporation, acting reasonably, provided that such accounting firm shall not be the auditors of the Corporation, and the costs and expenses of such accounting firm shall be borne by the Corporation.

(d)	“Exchange” means the TSX or the TSX Venture Exchange, or, if the Common Shares are not listed on the TSX or the TSX Venture Exchange, the Nasdaq Stock Market, and if the Common Shares are not listed on the Nasdaq Stock Market, such other exchange as is consented to in writing by the Holder.

(e)	“Exercise Price” means [●];

(f)	“Expiry Date” means [●];

(g)	“Trading Day” means a day on which the Exchange is open for trading, and if the Common Shares are not listed on any Exchange, a day on which an over-the-counter market where such shares are traded, as may be selected for this purpose by the board of directors of the Corporation acting reasonably and approved by the Holder, acting in its sole discretion, is open for business;

(h)	“TSX” means the Toronto Stock Exchange;

(i)	“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(j)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(k)	“Warrant Certificate” means this certificate representing the Warrants.

2.	Exercise of Warrants.

(a)	The Warrants may be exercised in whole or in part from time to time in the sole discretion of the Holder by delivery to the Corporation of a written notice of exercise in the form attached as Schedule A hereto prior to the Expiry Time specifying the number of Warrant Shares with respect to which the Warrants are then being exercised and accompanied by payment in full of the purchase price for the Warrant Shares then being purchased and the original copy of this Warrant Certificate. In the event that the Holder subscribes for and purchases less than the full number of Warrant Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Expiry Time, the Corporation shall issue a new certificate to the Holder in the same form as this Warrant Certificate with appropriate changes, such certificate to be delivered by courier to the Holder concurrently with the delivery by courier to the Holder of the certificates representing the Warrant Shares acquired on exercise.

(b)	Upon due exercise of the Warrants by the Holder (including receipt by the Corporation of the aggregate Exercise Price for the Warrant Shares then being purchased), the Warrant Shares so subscribed for shall be deemed to have been issued as fully paid and non-assessable shares and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the date of exercise unless the transfer books of the Corporation shall be closed on such date, in which case the Warrant Shares so subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer books were reopened and such Warrant Shares shall be issued at the Exercise Price in effect on the date of exercise. Exercise notices (including receipt by the Corporation of the aggregate Exercise Price for the Warrant Shares then being purchased and the original Warrant Certificate(s) must be delivered to the Corporation at any time during actual business hours on any Business Day prior to the Expiry Time. Any such documents received by the Corporation after business hours on any Business Day will be deemed to have been received by the Corporation on the next following Business Day.

(c)	Notwithstanding the partial exercise of the Warrants by the Holder, the Warrants may be exercised at any time (and from time to time) prior to the Expiry Time for all or any part of the Warrant Shares which, prior to such time, have not been issued to the Holder. The Holder will be deemed to have represented and warranted its compliance with the re-sale and transfer restrictions set forth in Section 19(b) below upon the exercise of any Warrants in the United States or to, or for the account or benefit of, any U.S. Person.

(d)	When the transfer books of the Corporation have been opened for three (3) Business Days after the due exercise or partial exercise of the Warrants, the Corporation shall use its reasonable best efforts to cause a certificate or direct registration statement evidencing the number of Warrant Shares so subscribed for to be delivered by courier to the person in whose name such Warrant Shares are to be issued (as specified in the notice of exercise) at the address specified in the notice of exercise, within five (5) Business Days thereafter or shall cause the Warrant Shares to be entered into a direct registration or other electronic book-entry system if no certificates are issued, provided that, if no certificates are issued, such Warrant Shares may be issued with a restricted CUSIP number.

(e)	The Warrants and the Warrant Shares have not been registered under the U.S. Securities Act. The Warrants may not be exercised within the United States or by or on behalf of a U.S. Person unless registered under the U.S. Securities Act or exempt from the registration requirements thereunder.

(f)	Subject to the terms hereof, this Warrant Certificate may be transferred, subject to the terms set forth in the transfer form attached as Schedule B hereto (“Transfer Form”) and in compliance with applicable laws and subject to the approval (if required) of the Exchange. No transfer of this Warrant Certificate shall be effective unless this Warrant Certificate is accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Corporation may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may be required by the Corporation, and delivered to the Corporation. No transfer of this Warrant Certificate shall be made if, in the opinion of counsel to the Corporation, such transfer would result in the violation of any applicable securities laws. Subject to the foregoing, the Corporation shall issue and mail, as soon as practicable, and in any event within five (5) Business Days of the receipt by the Corporation of this Warrant Certificate and the Transfer Form, a new Warrant Certificate (with or without legends as determined by the Corporation) registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed.

(g)	In the event that an exercise of Warrants would result in the Holder becoming an “insider” (as such term is defined in the policies of the stock exchange on which the Common Shares are then listed (each, an “applicable stock exchange”) of the Corporation, such exercise of Warrants will be postponed and will not be effective until, if so required by the rules of the applicable stock exchange, such applicable stock exchange has approved a personal information form, or waived the requirement therefor, in respect of the Holder. In addition, in the event that an exercise of Warrants would “materially affect control” (as defined in the TSX Company Manual) of the Corporation, or result in the Holder and/or its affiliates being a “Control Person” (as defined under applicable stock exchange rules), the Corporation's obligation to issue the Warrant Shares shall not be effective or enforceable and will be postponed until, if so required by the rules of any applicable stock exchange, such applicable stock exchange has approved such issuance or such time as the issuance would cease to "materially affect control" of the Corporation or result in the Holder and/or any its affiliates being a “Control Person” of the Corporation.

3.	Rights of Holder Before Exercise of Warrants

The Holder shall not have any rights whatsoever as a shareholder in respect of the Warrant Shares until the Warrants are exercised, in whole or in part, and payment for the Warrant Shares thereby purchased has been made.

4.	Adjustments to Number or Kind of Securities Issuable on Exercise

(a)	If, at any time prior to the Expiry Time, there occurs:

(i)	a reclassification or redesignation of the Common Shares or any other capital reorganization other than a Common Share Reorganization (as defined below); or

(ii)	a consolidation, merger or amalgamation of the Corporation with or into any other corporation or entity or an arrangement with any other corporation or entity which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the holders of the Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, or the transfer of all or substantially all of the assets of the Corporation to another corporation or entity or the Corporation being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises its right to subscribe for Warrant Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants, the kind and aggregate number of shares or other securities or property of the Corporation or of the corporation or other entity resulting from such Capital Reorganization or any other corporation that the Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, it had been the registered holder of the number of Warrant Shares to which it was theretofore entitled upon exercise of the Warrants.

(b)	If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holder to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrants.

(c)	If at any time after the date hereof and prior to the Expiry Time any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of subsection 5(a), then the number of Warrant Shares issuable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment or readjustment of the Exercise Price.

5.	Adjustment of Exercise Price

(a)	If, at any time prior to the Expiry Time, the Corporation shall:

(i)	subdivide the outstanding Common Shares into a greater number of shares;

(ii)	consolidate the outstanding Common Shares into a lesser number of shares; or

(iii)	make a distribution (other than a distribution referred to in subsection 5(c) of this Warrant Certificate) to the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(any such event being herein called a “Common Share Reorganization”), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

A.	the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

B.	the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Shares Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable pursuant to such exchangeable or convertible securities after such expiration.

(b)	If, at any time prior to the Expiry Time, the Corporation shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (which period is herein called the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price of the Common Shares on such record date (any such event being herein called a “Rights Offering”), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

(i)            the numerator shall be the aggregate of:

A.	the number of Common Shares outstanding on the record date for the Rights Offering; and

B.	the number determined by dividing:

(I)            either:

(x)	the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

(y)	the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible, as the case may be, by:

(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)	the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

If by the terms of the rights, options or warrants referred to in this subsection (b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (b) as a result of the fixing by the Corporation of a record date or the distribution of rights, options or warrants referred to in this subsection (b), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(c)	If, at any time prior to the Expiry Time, the Corporation shall issue or distribute to the holders of all or substantially all of the Common Shares:

(i)	Common Shares or other securities of the Corporation including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Corporation (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness; or

(ii)            any property or other assets including, without limitation, cash,

and such issuance or distribution does not constitute a Rights Offering or a Common Share Reorganization (any such issuance or distribution being herein called a “Special Distribution”), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

A.            the numerator shall be the difference between:

(I)	the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

(II)	the fair market value to the holders of Common Shares of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution shall be determined by a nationally recognized accounting firm chosen by the Corporation, acting reasonably, provided that such accounting firm shall not be the auditors of the Corporation, and the costs and expenses of such accounting firm shall be borne by the Corporation; and

B.	the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (c) as a result of the fixing by the Corporation of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection (c), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable pursuant to such exchangeable or convertible securities immediately after such expiration.

6.	Adjustment Rules

(a)	Subject to the other provisions of this section 6, any adjustment made pursuant to sections 4 or 5 are cumulative and shall be made successively whenever any event referred to in either of such sections shall occur.

(b)	In any case where an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(i)	issuing to the Holder, by reason of the adjustment required by such event, the additional Warrant Shares issuable upon exercise of the Warrants after such record date and before the occurrence of such event; and

(ii)	delivering to the Holder any distributions declared with respect to such additional Warrant Shares after the exercise of the Warrants and before such event,

provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants and to such distributions declared with respect to any such additional Warrant Shares issuable on the exercise of the Warrants.

(c)	No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least 1% in the Exercise Price then in effect and no adjustment shall be made in the number of Warrant Shares issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Warrant Share, provided, however, that any adjustments which, except for the provisions of this subsection (c) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(d)	No adjustment in the Exercise Price or in the number or kind of securities issuable on exercise of the Warrants shall be made in respect of any event described in sections 4 or 5 if the Holder is entitled to participate in such event (subject to Exchange acceptance, if required) on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the effective date or record date, as the case may be, of such event.

(e)	If the Corporation shall set a record date to determine shareholders for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of these Warrants shall be required by reason of the setting of such record date.

(f)	In the absence of a resolution of the directors of the Corporation fixing a record date for a stock dividend or other distribution comprising a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the effective date of such event.

(g)	The Corporation will not, whether pursuant to an adjustment under sections 4 or 5 or any other circumstances, be obligated to issue any fraction of a Warrant Share on any exercise or partial exercise of the Warrants. If any fractional interest in a Warrant Share would, except for the provisions of this section 6(g), be issuable upon the exercise or partial exercise of the Warrants, the number of Warrant Shares issuable shall be rounded down to the nearest whole number.

(h)	In the event of any question arising with respect to the adjustments provided for in sections 4 or 5, such question shall conclusively be determined by a firm of reputable chartered accountants appointed by the Corporation, acting reasonably, provided that such accounting firm shall not be the auditors of the Corporation, and the costs and expenses of such accounting firm shall be borne by the Corporation. Such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

7.	Proceedings Prior to Action Requiring Adjustment

(a)	As a condition precedent to the taking of any action that would require an adjustment pursuant to sections 4 or 5, the Corporation shall take or cause to be taken all such action as, in the opinion of counsel of the Corporation, may be necessary in order that the Holder shall be entitled to receive, upon exercise of the Warrants, the shares or other securities or property provided for under the provisions hereof.

(b)	Adjustments to the Exercise Price or the number of Warrant Shares purchasable pursuant to this Warrant Certificate will be subject to (if required) the prior approval of the Exchange.

8.	Notice

(a)	At least twenty-one (21) days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price and the number of Warrant Shares that are purchasable under this Warrant Certificate, the Corporation will deliver to the Holder, at the Holder's registered address, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment has been given that is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Holder, at the Holder's registered address, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Warrant Shares will be open, and that the Corporation will not take any action that might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such twenty-one (21) day period.

(b)	Any notices, consents, waivers or other document or communications, including, without limitation, any Notice of Exercise, required or permitted to be given or delivered under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient) and (iv) if sent by overnight courier service, one (1) Trading Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any subsidiaries, the Corporation shall simultaneously file such notice with the United States Securities and Exchange Commission pursuant to a Current Report on Form 6-K. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Corporation:

VIQ Solutions Inc.

5915 Airport Road, Suite 700

Mississauga, Ontario L4V 1T1

Canada

Attn:      Sebastien Pare

E-mail:      [Redacted - E-mail Address]

If to a Holder, to its address, facsimile number or e-mail address set forth herein or on the books and records of the Corporation.

9.	Replacement

Upon receipt of evidence satisfactory to the Corporation in its discretion of the loss, theft, destruction or mutilation of this Warrant Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation in its discretion (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate) and will pay the reasonable charges of the Corporation in connection therewith. The applicant for the issue of a new Warrant Certificate pursuant hereto will bear the cost of the issue thereof.

10.	Covenants

The Corporation covenants with the Holder that so long as any obligations of the Corporation under this Warrant Certificate remain outstanding:

(a)	it will use its reasonable efforts to: at all times maintain its existence, carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and keep or cause to be kept proper books of account in accordance with generally accepted accounting practice, subject to the completion of a Capital Reorganization in accordance with subsection 10(g) below;

(b)	it will use its reasonable efforts to cause the Corporation to maintain its status as a “reporting issuer” not in material default of the requirements of applicable securities laws in at least one jurisdiction of Canada;

(c)	it will cause the certificates evidencing the Warrant Shares, from time to time, subscribed and paid for, upon the exercise of the Warrants, to be duly issued and delivered in accordance with the conditions hereof or cause such Warrant Shares to be entered into a direct registration or other electronic book-entry system if no certificates are issued, provided that, if no certificates are issued, such Warrant Shares may be issued with a restricted CUSIP number;

(d)	all Warrant Shares which shall be issued upon valid exercise of the Warrants and payment of the Exercise Price shall be fully paid and non-assessable shares;

(e)	it will reserve and keep available a sufficient number of Warrant Shares for the purpose of enabling it to satisfy its obligation to issue Warrant Shares upon the exercise of the Warrants;

(f)	except as required by law, it will not close its transfer books or take any other action which might deprive the Holder of the opportunity of exercising its right to subscribe for Warrant Shares pursuant to the Warrant during the period of twenty-one (21) days after the giving of a notice required by section 8(a) or unduly restrict such opportunity;

(g)	it shall not complete or facilitate a Capital Reorganization if the effect of such Capital Reorganization is that:

(i)	all or substantially all of its assets become the property of, or are under the control of, or it is controlled (within the meaning of the Income Tax Act (Canada)) by, any other person (an “Acquiring Person”); and

(ii)	holders of Common Shares receive any other security in replacement of, or in addition to, their Common Shares,

unless, at or prior to or contemporaneously with the effective time of such Capital Reorganization, the Corporation and the Acquiring Person shall have executed such instruments and done such things as the Corporation, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(iii)	the Acquiring Person will have assumed all the covenants and obligations of the Corporation under this Warrant Certificate; and

(iv)	the Warrant and the terms set forth in this Warrant Certificate will be a valid and binding obligation of the Acquiring Person entitling the Holder, as against the Acquiring Person, to all the rights of the Holder under this Warrant Certificate.

The Acquiring Person shall possess, and from time to time may exercise, each and every right and power of the Corporation under this Warrant in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the Acquiring Person; and

(h)	generally it will well and truly perform and carry out all of the acts or things to be done by it as provided by this Warrant Certificate.

11.	Reporting Requirement

[Redacted - Commercially Sensitive Information]

12.	Representations and Warranties

The Corporation represents and warrants to the Holder that:

(a)	it has obtained all required corporate authorization for the creation and issue of the Warrants and the performance of its obligations in connection with the Warrants and has provided for the issuance, subject only to receipt by the Corporation of the Exercise Price, of the Warrant Shares which Warrant Shares, when issued, will be issued as fully paid and non-assessable shares;

(b)	it has obtained all regulatory approvals (including, without limitation, the approvals of the Exchange) necessary or desirable for the issuance of the Warrants and the Warrant Shares to the Holder, and the Warrant Shares, when issued, will be listed and posted for trading on the Exchange;

(c)	the execution, delivery and performance by the Corporation of this Warrant Certificate will not violate any provision of the constating documents of the Corporation or any material contract to which the Corporation is a party or by which the Corporation is bound, nor will it create an event of default thereunder; and

(d)	this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

13.	Time of the Essence

Time shall be of the essence of this Warrant Certificate.

14.	Governing Law

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Holder and the Company irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario situated in the City of Toronto.

15.	Headings

The division of this Warrant Certificate into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Warrant Certificate. The section headings in this Warrant Certificate are not intended to be full or accurate descriptions of the text to which they refer and shall not be considered part of this Warrant Certificate.

16.	Number and Gender

In this Warrant Certificate, words (including, without limitation, defined terms) in the singular include the plural and vice-versa and words in one gender include all genders.

17.	Invalidity

If any provision of this Warrant Certificate is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Warrant Certificate shall not be affected thereby and shall remain valid and enforceable.

18.	Amendment

This Warrant Certificate may only be amended, supplemented or otherwise modified by a written agreement signed by the Corporation and the Holder. Any amendment to this Warrant Certificate is subject to the prior approval of the Exchange (if the Common Shares are then listed for trading on the Exchange).

19.	Further Assurances

The Corporation shall do such acts and shall execute such documents and will cause the doing of acts and will cause the execution of such further documents as are within its power in order to give full effect to the provisions of this Warrant Certificate, including using commercially reasonable efforts to complete any filings, registrations, notices or other steps which are reasonably necessary on the part of the Corporation (if any) for the proper exercise of the Warrants hereunder.

20.	Hold Periods, Legends and Re-sale Restrictions

(a)	The Holder acknowledges and agrees that the Warrants, and any Warrant Shares, have been or will be issued only on a "private placement" basis and that the Corporation has no obligation, and does not intend, to, file any prospectus or registration statement in any jurisdiction in order to qualify any such Warrants or Warrant Shares for resale. The Warrant Shares received by the Holder upon the exercise of any Warrant may be subject to a hold period, as determined by applicable securities laws.

(b)	If any of the Warrants are exercised prior to [●] the certificates representing the Warrant Shares to be issued pursuant to such exercise shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [●].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY, ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

(c)	If any Warrants are exercised in the United States or by or on behalf of a U.S. Person, the certificates representing the Warrant Shares to be issued pursuant to such exercise shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY: (I) RULE 144 THEREUNDER, IF AVAILABLE; OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

or, if issued in uncertificated form, be issued with a restricted CUSIP number in accordance with Section 2(d).

Further, the Holder understands and acknowledges that, until such time as the Warrant Shares are no longer restricted securities pursuant to Rule 144(a)(3) under the U.S. Securities Act, the Warrant Shares may not be offered or sold or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of a U.S. Person, and it will not deposit any of the Warrant Shares with Cede & Co. or any successor thereto, and it will also cause any nominee holding the Warrant Shares on its behalf to comply with the foregoing re-sale and transfer restrictions. In addition, if the Warrants are exercised in the United States or by or on behalf of a U.S. Person, the Holder exercising such Warrants will be deemed to have represented to the Corporation that the Holder has implemented appropriate internal controls and procedures to ensure that the Warrant Shares shall be properly identified in its records as restricted securities under the U.S. Securities Act that are subject to the re-sale and transfer restrictions set forth herein notwithstanding the absence of a U.S. restrictive legend or a definitive physical certificate.

21.	Additional Financings

Nothing herein contained will prevent the Corporation from issuing any other securities or rights with respect thereto during the period within which a Warrant is exercisable, upon such terms as the Corporation may deem appropriate.

22.	Successors and Assignment

Subject to compliance with all applicable securities legislation and the approval of the Exchange (if required in the circumstances), this Warrant Certificate and the rights evidenced by this Warrant Certificate may be transferred or assigned by the Holder.

This Warrant Certificate shall enure to the benefit of and be binding upon the Corporation, the Holder and their successors. Reference in this Warrant Certificate to a “successor” of any body corporate shall be construed so as to include, but not limited to:

(a)	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

(b)	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is a party;

(c)	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation; and

(d)	any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (a), (b) or (c).

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officer.

VIQ SOLUTIONS INC.

Per:
	Name:	Sebastien Pare
	Title:	Chief Executive Officer

SCHEDULE “A”

WARRANT EXERCISE FORM

TO:      VIQ SOLUTIONS INC. (the “Corporation”)

In accordance with the provisions of a warrant certificate dated [●] (the “Warrant Certificate”), the undersigned hereby exercises the Warrants, as indicated below:

# of Warrant Shares Purchased	Exercise Price/Share	Total Price

	CDN$	CDN$

The undersigned represents that as of the date of this warrant exercise form (“Exercise Form”), the undersigned (together with all persons acting in combination or in concert with the undersigned) beneficially owns and/or exercises control or direction over ___________________________ common shares of the Corporation, and that the undersigned has made all reasonable inquiries to ensure that such information is accurate.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Warrant Certificate.

The undersigned acknowledges and agrees that, if the Corporation and/or any applicable stock exchange determine that the exercise of this Warrant Certificate contemplated by this Exercise Form would result in the undersigned becoming an “insider” (as such term is defined in the policies of the applicable stock exchange)of the Corporation, the undersigned may be precluded from effecting such exercise until such time as set forth in the Warrant Certificate. The undersigned further acknowledges and agrees that, if the Corporation and/or any applicable stock exchange determine that the exercise of this Warrant Certificate contemplated by this Exercise Form would “materially affect control” (as defined in the TSX Company Manual) of the Corporation, or result in the Holder and/or any of its affiliates being a “Control Person” (as defined under applicable stock exchange rules), the Corporation's obligation to issue the Warrant Shares shall not be effective or enforceable and will be postponed until such time as the issuance has been approved by such applicable stock exchange or such issuance would cease to “materially affect control” of the Corporation or result in the Holder and/or any of its affiliates being a “Control Person” of the Corporation. For further information refer to Section 2(g) of the Warrant Certificate.

For Completion by Corporation:

I, __________________________________, in my capacity as an officer of the Corporation or a representative of the transfer agent of the Corporation, as applicable, and not in my personal capacity, have made reasonable inquiry and to my knowledge and without personal liability certify that the number of common shares held by the holder of the Warrant Certificate relating to this Exercise Form and all persons disclosed in writing to the Corporation or the transfer agent of the Corporation, as applicable, by the holder as acting in combination or in concert therewith, is materially accurate.

Name:

Title:

[Exercise Form Continues on Following Page]

2

In connection with the exercise of the Warrant Certificate, the undersigned represents as follows: (Please check the ONE box applicable):

☐          1.          The undersigned hereby certifies that: (a) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States; (b) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; (c) no "directed selling efforts" (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")) have been engaged in by the undersigned or on the undersigned's behalf; and (d) has in all other respects complied with the terms of an Off-Shore Transaction in compliance with Regulation S under the U.S. Securities Act.

☐          2.          The undersigned holder: (a) acquired the Warrants as a part of a private placement offering in the United States; (b) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States for whose account such holder acquired the Warrants in the private placement offering and for whose account such holders exercises sole investment discretion; (c) was and is, and any beneficial purchaser for whose account such holder acquired the Warrant and is exercising the Warrants was and is, an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act both on the date the Warrants were purchased and on the date hereof; and (d) the representations and warranties made by the holder or any beneficial purchaser, as the case may be, to the Corporation in connection with the acquisition of the Warrants pursuant to the private placement remain true and correct on the date hereof.

☐           3.          The undersigned is delivering a written opinion of U.S. counsel to the effect that the Warrant Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act or have been issued in a transaction exempt from registration thereunder.

Notes:

1.            Warrant Shares will not be registered or delivered to an address in the United States unless Box 2 or 3 above is checked and the undersigned, upon exercise, will be deemed to have represented and warranted that it will comply with the re-sale and transfer restrictions set forth in Section 19(b) of the Warrant Certificate.

2.            If Box 3 above is checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Corporation.

3.            The terms "United States", "U.S. Person" and "Off-Shore Transaction" have the meaning ascribed thereto pursuant to Regulation S under the U.S. Securities Act.

To pay for that portion of the Warrants being exercised, the undersigned, encloses a certified cheque or bank draft in Canadian currency made payable to the Corporation in the amount of CDN$            .

[Exercise Form Continues on Following Page]

3

The undersigned hereby directs that the Warrant Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF WARRANT SHARES

The certificate(s) issued representing the Warrant Shares or related entry into a direct registration or other electronic book-entry system to which the undersigned is entitled following this exercise is to be in the name indicated below and, if issued, certificate(s) are to be forwarded to the undersigned at the address set forth below:

Name:

Address:

If the Warrant Exercise Form indicates that Warrant Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Warrant Exercise Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

Dated this                        day of                        , 20___

Signature of Holder guaranteed by:

Medallion Signature Guarantee Stamp of Holder	Signature of Holder

Witness	Signature of Holder

Name of Holder

Name of Authorized Representative

Address of Holder

4

SCHEDULE “B”

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto                                    , (the “Transferee”) (include name and address of the transferee) ____________________ (number of Warrants) Warrants exercisable for common shares of VIQ Solutions Inc. (the “Corporation”) registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the Corporate Secretary of the Corporation, or any other duly appointed officer of the Corporation, as the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

Capitalized terms not defined herein have the meaning set out in the attached Warrant Certificate dated [●] (the “Warrant Certificate”).

DATED this _______ day of ___________________, 20___.

Signature of Transferor guaranteed by:

Medallion Signature Guarantee Stamp of Transferor	Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

THE UNDERSIGNED HERBY CERTIFIES AND DECLARES that the Warrants are not being offered, sold, pledged or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available, and an opinion of counsel confirming same, in form and substance acceptable to the Corporation and its counsel, or such other evidence as the Corporation may require, has been delivered to the Corporation. The undersigned Transferor understands and agrees that it shall bear all costs associated with: (a) obtaining any legal opinion tendered to the Corporation; and (b) the issuance of any new Warrant Certificate and any applicable transfer fees thereto, in connection with the transfer of Warrants in the United States or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) pursuant to an exemption from the registration requirements of the U.S. Securities Act and is encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with such transfer will be satisfactory in form and substance to the Corporation.

5

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED this _______ day of ___________________, 20___.

Witness	Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

Notes:

1.	The signature of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

2.	Warrants shall only be transferable in accordance with the attached Warrant Certificate, applicable laws and the rules and policies of any applicable stock exchange.

EXHIBIT “C” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(b)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

LOAN PARTIES’ INFORMATION

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(d)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

LOCATION OF PROPERTY AND ASSETS

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(f)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

FUNDED DEBT

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(i)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

CONFLICTS WITH CHARTER DOCUMENTS

None other than standard corporate authorization and approvals.

SCHEDULE “7.1(k)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

MATERIAL PERMITS

None

SCHEDULE “7.1(n)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

INTELLECTUAL PROPERTY COLLATERAL

trademarks

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(o)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

INSURANCE POLICIES

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(o)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

LABOUR AGREEMENTS

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(r)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

LITIGATION

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(t)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

TAXES

None

SCHEDULE “7.1(w)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

DEPOSIT AND OTHER COLLATERAL ACCOUNTS

[Redacted - Commercially Sensitive Information]

SCHEDULE “7.1(y)” attached to and forming part of the
Credit Agreement made as of January 13, 2023 between
VIQ SOLUTIONS INC., as borrower, and BEEDIE INVESTMENTS LTD., as lender

RELATED PARTY CONTRACTS

[Redacted - Commercially Sensitive Information]